As filed with the Securities and Exchange Commission on June 20, 2005

Registration No. 333-111535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
ON
FORM S–3
TO
FORM S–1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUANTA CAPITAL HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Bermuda	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

Cumberland House
1 Victoria Street
Hamilton HM 11
Bermuda
(441) 294-6350

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Agent for Service:
CT Corporation System
111 Eighth Avenue
13th Floor
New York, New York 10011
(212) 849-8400

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Amar Budarapu
Baker & McKenzie LLP
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201
(214) 978-3000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 20, 2005

PROSPECTUS

27,036,906 Common Shares

Quanta Capital Holdings Ltd.

This prospectus covers the resale of up to 27,036,906 of our common shares, including 1,506,956 shares, or Founder Shares, issued to W. Russell Ramsey, one of our directors, Tobey J. Russ, our chairman and chief executive officer, Michael J. Murphy, our deputy chairman and chairman of the office of strategic innovation and BEM Specialty Investments, LLC, which is beneficially owned by Mr. Ramsey, and 2,542,813 common shares to be issued upon the exercise of warrants, or Founder Warrants, issued to Messrs. Ramsey, Russ and Murphy in connection with our formation and capitalization. These shares may be offered and sold from time to time by the selling shareholders named in this prospectus, following the effective date of the registration statement of which this prospectus is part. We will not receive any of the proceeds from their sale of our shares, but if the selling shareholders pay the exercise price for the Founder Warrants in cash, we will use those proceeds for working capital.

Our common shares are listed on the Nasdaq National Market System under the symbol "QNTA." On June 17, 2005, the closing price per share of our common shares was $6.43.

Investing in our shares involves risks. See "Risk Factors" beginning on page 4 of this prospectus to read about the risks you should consider before buying our shares.

The selling shareholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our common shares are then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

None of the Securities and Exchange Commission, any state securities regulators, the Registrar of Companies in Bermuda or the Bermuda Monetary Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                              , 2005

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INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION

In this prospectus, references to the "Company," "we," "us" or "our" refer to Quanta Capital Holdings Ltd. and its subsidiaries and branch, which include, Quanta Reinsurance Ltd., Quanta U.S. Holdings Inc., Quanta Reinsurance U.S. Ltd., Quanta Europe Ltd., Quanta 4000 Ltd., Syndicate 4000 at Lloyd's, Environmental Strategies Consulting LLC, Quanta Technical Services LLC and our branch in the United Kingdom, unless the context suggests otherwise. We refer to Quanta Reinsurance Ltd., Quanta Reinsurance U.S. Ltd., Quanta Indemnity Company, Quanta Specialty Lines Insurance Company, Quanta Europe Ltd., Quanta 4000 Ltd, Syndicate 4000 at Lloyd's, Environmental Strategies Consulting LLC and our branch in the United Kingdom as Quanta Bermuda, Quanta U.S. Re, Quanta Indemnity, Quanta Specialty Lines, Quanta Europe, Quanta 4000 Ltd., Syndicate 4000 at Lloyd's, ESC and Quanta U.K., as the case may be. References to Quanta Holdings refer solely to Quanta Capital Holdings Ltd.

In this prospectus, amounts are expressed in U.S. dollars, except as otherwise indicated, and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. We have filed for registration in the U.S. Patent and Trademark Office for the mark "Quanta." All other brand names or trade names appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. While we have highlighted what we believe is important information about us and this offering in this summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus and the information incorporated by reference carefully, including the sections entitled "Risk Factors" and "Information Regarding Forward-Looking Statement" before making an investment decision.

Our Company

Overview

We are a Bermuda holding company formed to provide specialty insurance, reinsurance and consulting products and services on a global basis through our subsidiaries. We were incorporated in May 2003 and began conducting our business in September 2003. We focus on writing coverage for specialized classes of risk through a team of experienced, technically qualified underwriters. These specialty lines insurance and reinsurance products differ significantly from products written in the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures, and companies tend to compete for customers on the basis of price and service. In contrast, the specialty insurance and reinsurance markets provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers. As a result, our insurance and reinsurance products require extensive technical underwriting skills and risk assessment resources and, in many cases, engineering expertise, in order to be profitably underwritten. We also provide risk assessment and technical services to our clients.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events (such as earthquakes, hurricanes, floods, fires and other natural or man-made disasters), levels of underwriting capacity, as defined by availability of capital, and other factors. While we expect our returns to be impacted by the cyclical nature of the insurance and reinsurance industry, we believe that disciplined pricing and technical risk assessment through prudent risk selection in these lines will result in superior returns on equity for our shareholders during different business cycles compared to insurers and reinsurers in other lines of business. We also believe that products and policies within specialty insurance and reinsurance lines that require technical underwriting and risk assessment expertise experience less competitive pricing pressure and volatility because of barriers to entering these markets, which exist principally due to the difficulty of acquiring experienced and specialized personnel with these skills.

Our objective is to target insurance and reinsurance products and areas where we believe we can derive a competitive advantage from our technical underwriting skills and that meet our risk and long-term profitability criteria. We proactively manage our allocation of capital and resources among our insurance and reinsurance product lines and among product lines within those product lines.

Some Risks Relating to Our Company

As part of your evaluation of our company, you should take into account the risks we will face. See "Risk Factors" beginning on page 4. You should carefully consider these risk factors together with all the other information included in this prospectus. Some of the risks include:

•	We have a limited operating history. If we are unable to implement our business strategy or operate our business as we currently expect, our results may be adversely affected.

•	A downgrade in our rating would materially and adversely affect our competitive position resulting in a substantial loss of business and business opportunities as insureds and ceding companies purchase insurance or reinsurance from companies with higher claims-paying and financial strength ratings instead of from us.

•	We are dependent on our chairman and chief executive officer and other key executives and may not be able to hire and retain key employees or successfully integrate our management team. Our inability to attract, integrate and retain members of our management team, key employees and other personnel could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business.

•	We may require additional capital in the future, which may not be available on favorable terms or at all. The amount and timing of these capital requirements will depend on many factors, including our ability to write new business successfully in accordance with our expectations and to establish premium rates and reserves at levels sufficient to cover our losses. If we cannot obtain adequate capital, our business, financial condition and results of operations will be adversely affected.

•	We compete with a large number of companies in the insurance and reinsurance industry for underwriting revenues. Many of our competitors have more (in some cases substantially more) capital and greater marketing and management resources than we have and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer.

•	We may misevaluate the risks we seek to insure in the underwriting and pricing of our products. If we misevaluate these risks, our business, reputation, financial condition and results of operations could be materially and adversely affected.

•	We may not be able to manage our growth effectively, and this could have a material adverse effect on our business, financial condition and results of operations.

•	We may pursue additional opportunities to acquire complementary businesses or groups of underwriters or other individuals, and, if we fail to successfully integrate any acquired business or group, this could adversely affect our financial condition.

•	The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.

Principal Executive Offices

Quanta Holdings' principal executive offices are located at Cumberland House, 1 Victoria Street, Hamilton HM 11, Bermuda, and its telephone number is (441) 294-6350.

This Offering

Shares offered by the selling shareholders	A total of up to 27,036,906 common shares including: 22,987,137 common shares sold in a private offering in 2003, 1,506,956 Founder Shares, and 2,542,813 common shares issuable upon exercise of the Founder Warrants, in each case, held by the selling shareholders.

Shares outstanding	56,810,020 shares. Our outstanding shares exclude:

•	2,542,813 shares issuable upon exercise of the Founder Warrants;

•	4,142,879 shares issuable upon exercise of outstanding options;

•	105,318 shares issuable upon the achievement of performance targets under performance shares; and

•	5,090,001 additional shares available for issuance under our 2003 Long Term Incentive Plan.

Use of proceeds	We will not receive any of the proceeds from the sale of our shares, but if the selling shareholders pay the exercise price for the Founder Warrants in cash, we will use such proceeds for working capital.

Trading	Our common shares are listed on the Nasdaq National Market System under the symbol "QNTA."

Voting limitation	Our bye-laws contain a provision limiting the voting rights of any U.S. person, as defined in the Internal Revenue Code, who owns (directly, indirectly or constructively under the Code) shares with more than 9.9% of the total voting power of all shares entitled to vote generally at an election of directors to 9.9% of such voting power.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described or incorporated by reference into this prospectus. If any of the risks discussed in or incorporated by reference into this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment.

Risks Related to our Business

We have a limited operating history. If we are unable to implement our business strategy or operate our business as we currently expect, our results may be adversely affected.

We were organized on May 23, 2003 and began our business operations during the fourth quarter of 2003. Because we only commenced operations in the fourth quarter of 2003, we have not yet developed strong name recognition or a reputation in the insurance and reinsurance industry. Businesses, such as ours, that are starting up or in their initial stages of development, present substantial business and financial risks and may suffer significant losses. We must retain key employees and other staff, develop and maintain business relations, continue to establish operating procedures, implement additional new systems, maintain relationships with insurance regulatory agencies or organizations and complete other tasks necessary for the conduct of our intended business activities. If we are unable to implement these actions in a timely manner, our results may be adversely affected. As a result of catastrophic events such as the hurricanes in the U.S. during the third quarter of 2004, industry factors or factors specific to us, we have altered and may continue to alter our methods of conducting our business, such as the nature, amount and types of risks we assume and the terms and limits of the products we write or intend to write.

Our future performance cannot be predicted based on the financial information included in our annual report on Form 10-K for the year ended December 31, 2004 and in our quarterly report on Form 10-Q /A for the quarter ended March 31, 2005.

We were formed in 2003, and we only have one full fiscal year of operating and financial history. As a result, there is limited historical financial and operating information available to help you evaluate our performance. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. Our historical financial results may not accurately indicate our future performance.

A future downgrade in our rating from A.M. Best would materially and adversely affect our competitive position.

Competition in the types of insurance and reinsurance business that we intend to underwrite and reinsure are based on many factors, including the perceived financial strength of the insurer and ratings assigned by independent rating agencies. A.M. Best, is generally considered to be a significant rating agency with respect to the evaluation of insurance and reinsurance companies. Its ratings are based on a quantitative evaluation of a company's performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, investments, reinsurance programs, reserves and management. In addition, its rating of us took into consideration the fact that we have recently commenced our operations. Insurance ratings are used by customers, brokers, reinsurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers. In addition, the rating of a company seeking reinsurance, also known as a ceding company, may be adversely affected by the lack of a rating of its reinsurer. Therefore, the lack of a rating or a poor rating will dissuade a ceding company from reinsuring with us and will influence a ceding company to reinsure with a competitor of ours.

We currently have a rating of "A–" (excellent) from A.M. Best, which is the fourth highest of fifteen rating levels and indicates A.M. Best's opinion of our financial strength and ability to meet ongoing obligations to our future policyholders. We cannot assure you that we will be able to maintain this rating. A significant ratings downgrade would result in a substantial loss of business and business opportunities as insureds and ceding companies purchase insurance or reinsurance from companies with higher claims-paying and financial strength ratings instead of from us. A significant ratings downgrade would also constitute a default under our credit facility and under certain other agreements.

The occurrence of severe catastrophic events may have a material adverse effect on us.

We underwrite property and casualty insurance and reinsurance and have large aggregate exposures to natural and man-made disasters such as hurricane, typhoon, windstorm, flood, earthquake, acts of war, acts of terrorism and political instability. Our loss experience generally has and we expect that it will continue to include infrequent events of great severity. The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of such events with statistical certainty or estimate the amount of loss any given occurrence will generate. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. The occurrence of losses from catastrophic events such as the hurricanes in Florida during the third quarter of 2004 have had and future catastrophic events may have a material adverse effect on our ability to write new business and our results of operations and financial condition. These losses could eliminate our shareholders' equity and statutory surplus (which is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets, as determined under statutory accounting principles, or SAP). Increases in the values and geographic concentrations of insured property and the effects of inflation have resulted in increased severity of industry losses in recent years and we expect that those factors will increase the severity of catastrophe losses in the future.

We are dependent on our chairman and chief executive officer and other key executives and may not be able to hire and retain key employees or successfully integrate our management team.

Our success will depend largely on our senior management, which includes, among others, Tobey J. Russ, our chairman and chief executive officer. We have employment agreements with Messrs. Russ and Michael J. Murphy for employment through September 2008, which include non-competition obligations. While we also have employment arrangements with John S. Brittain, Jr., our chief financial officer, and Gary G. Wang, our chief risk officer, and other key employees, they presently do not have non-competition agreements with us. Therefore, these other executive officers and key employees may voluntarily terminate their employment with us at any time and are not restricted from seeking employment with our competitors or others who may seek their expertise. We do not currently maintain key man life insurance policies with respect to any of our employees other than a $10 million policy on the life of Mr. Murphy that we acquired in our 2003 acquisition of ESC.

Our ability to implement our business strategy depends on the retention and continued successful integration of our management team and other personnel. Our inability to attract, integrate and retain members of our management team, key employees and other personnel could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business. Further, although we are not aware of any planned departures or retirements, if we were to lose the services of our senior executives or key employees, our business could be materially and adversely affected. We cannot assure you that we will successfully attract, retain and integrate our executives, key employees and other personnel.

We may require additional capital in the future, which may not be available on favorable terms or at all.

We may need to raise additional funds through financings in order to fully implement our business plan. We may require additional capital because some of the markets in which we place specialty insurance require higher capital levels than the capital we have currently available. We may also require additional funds to acquire other businesses or groups of underwriters or other personnel.

The amount and timing of these capital requirements will depend on many factors, including our ability to write new business successfully in accordance with our expectations and to establish premium rates and reserves at levels sufficient to cover our losses. At this time, we are not able to quantify the amount of additional capital we may require in the future or predict the timing of our future capital needs. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If we are able to raise capital through equity financings, your interest in our company would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to the shares offered under this prospectus. If we cannot obtain adequate capital, our business, financial condition and results of operations will be adversely affected.

We compete with a large number of companies in the insurance and reinsurance industry for underwriting revenues.

We compete with a large number of other companies in our selected lines of business. We compete with major insurers and reinsurers, such as ACE Limited, American International Group, Inc., CNA Financial Corporation, The Chubb Corporation, XL Capital Ltd., Arch Capital Group Ltd., Swiss Reinsurance Company, Berkshire Hathaway Inc., Munich Re Group, St. Paul Travelers and other Bermuda insurers and reinsurers, such as Endurance Specialty Holdings Ltd., Axis Capital Holdings Limited, Allied World Assurance Company, Ltd., Platinum Underwriters Holdings, Ltd. and Montpelier Re Holdings Ltd. These insurers and reinsurers offer the lines of insurance and reinsurance that we offer or will offer, target the same markets as we do and utilize similar business strategies. We face competition both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies. Since we have a limited operating history, many of our competitors have greater name and brand recognition than we have. Many of them also have more (in some cases substantially more) capital and greater marketing and management resources than we have and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer. We cannot assure you that we will be able to timely or effectively implement these strategies in a manner that will generate returns on capital superior to those of our competitors.

Our competitive position is based on many factors, including our perceived financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs), speed of claims payment, reputation, experience and qualifications of employees and local presence. Since we have recently commenced operations, we may not be able to compete successfully on many of these bases. If competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.

A number of new, proposed or potential industry developments could further increase competition in our industry. These developments include:

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other "alternative markets" types of coverage; and

•	changing practices caused by the Internet, which may lead to greater competition in the insurance business.

New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our products at attractive rates and adversely affect our underwriting results.

We may misevaluate the risks we seek to insure in the underwriting and pricing of our products. If we misevaluate these risks, our actual insured losses may be greater than our loss reserves, which would negatively impact our business, reputation, financial condition and results of operation.

We are a Bermuda company formed to provide specialty lines insurance and reinsurance products on a global basis through our operating subsidiaries. The market for specialty lines insurance and reinsurance products differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures and companies tend to compete for customers on the basis of price and service. In contrast, the specialty market, especially the structured insurance and reinsurance market, provides coverage for risks that do not fit the underwriting criteria of the standard carriers. We have formed teams of experienced underwriting officers and underwriters with specialized knowledge of their respective market segments to manage each of our product lines where we currently write business. Our success will depend on the ability of these underwriters to accurately assess the risks associated with the businesses that we insure. Underwriting for specialty lines and structured insurance and reinsurance products requires us to make assumptions about matters that are inherently unpredictable and beyond our control and for which historical experience and probability analysis may not provide sufficient guidance. Further, underwriting for specialty lines presents particular difficulties because there is usually limited information available on the client's loss history for the perils being insured and structured insurance products frequently involve coverages for multiple years and multiple business segments. If we fail to adequately evaluate the risks to be insured, our business, financial condition and results of operations could be materially and adversely affected.

Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to an insurer and payment by the insurer of that loss. As we recognize liabilities for unpaid losses, we will continue to establish reserves. These reserves represent estimates of amounts needed to pay reported losses and unreported losses and the related loss adjustment expense. Loss reserves are only an estimate of what an insurer anticipates the ultimate costs of claims to be and do not represent an exact calculation of liability. Estimating loss reserves is a difficult and complex process involving many variables and subjective judgments, particularly for new companies, such as ours, that have no loss development experience. As part of our reserving process, we review historical data as well as actuarial and statistical projections and consider the impact of various factors such as:

•	trends in claim frequency and severity;

•	changes in operations;

•	emerging economic and social trends;

•	inflation; and

•	changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates. In addition, unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. To the extent our loss reserves are insufficient to cover actual losses or loss adjustment expenses, we will have to add to these loss reserves and incur a charge to our earnings, which could have a material adverse effect on our financial condition, results of underwriting and cash flows.

In addition, because we, like other insurers and reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.

We may not be able to manage our growth effectively.

We only began our business operations in the fourth quarter of 2003 and we need to continue to timely execute our business strategy to realize our goals. This has and will continue to place significant demands on our management and other resources. As we grow our business in the future, we may need to raise additional capital, continue to obtain, develop and implement systems and acquire and retain human resources. These processes are time consuming and expensive, will increase management responsibilities and will absorb management attention. We cannot assure you that we will be able to meet our capital needs, expand our systems effectively, allocate our human resources optimally, identify and hire qualified employees or incorporate effectively the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may pursue additional opportunities to acquire complementary businesses or groups of underwriters or other individuals, which could adversely affect our financial situation if we fail to successfully integrate the acquired business or group.

Since our organization on May 23, 2003, we have acquired ESC, a provider of risk assessment and consulting services, Quanta Specialty Lines Insurance Company, an excess and surplus lines insurer, and Quanta Indemnity Company, a U.S. licensed insurer with licenses in approximately 44 states. We intend to continue to pursue selective acquisitions of complementary businesses or groups of underwriters or other individuals in the future. Inherent in any future acquisition are certain risks, such as the difficulty of assimilating operations, services, cultures, products and facilities of the acquired business or group, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisition. Additional debt or equity capital may be required to complete, integrate and fund future acquisitions of these businesses or groups, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management's attention;

•	the need to integrate acquired businesses, groups of underwriters or other individuals;

•	potential loss of key employees and customers of the acquired business or group;

•	lack of experience in operating in the geographical market of the acquired business or group;

•	an increase in our expenses and working capital requirements;

•	misjudgment of the value of the acquired businesses or groups of underwriters in determining the price paid for the acquisition; and

•	inaccurate assessment of the amount or nature of the liabilities or obligations of the businesses being acquired or assuming liabilities unknown to us at the time of the acquisition.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions.

Our utilization of program managers and other third parties to support our business exposes us to operational and financial risks.

In our program product line, we rely on program managers, and other agents and brokers participating in our programs, to produce and service a substantial portion of our business in this segment. In these arrangements, we typically grant the program manager the right to bind us to newly issued insurance policies, subject to underwriting guidelines we provide and other contractual restrictions and obligations. Should our managers issue policies that contravene these guidelines, restrictions or obligations, we could nonetheless be deemed liable for these policies. We intend to resist claims that exceed or expand on our underwriting intention, however, it is possible that we would not prevail in such an action, or that our program managers would be unable to substantially indemnify us for their contractual breach. We also rely on our managers, or other third parties we retain, to collect premiums and to pay valid claims. While we aim to mitigate these risks in the contracts we enter into, we still have exposure to their credit and operational risk, without necessarily relieving us of our obligations to potential insureds. We could also be exposed to potential liabilities relating to the claims practices of the third party administrators we have retained to manage claims activity that we expect to arise in our program operations. Although we have implemented auditing and other oversight protocols for our program, we cannot assure you that these measures will be sufficient to alleviate all of these exposures.

We are also subject to the risk that our successful program managers will not renew their programs with us. Our contracts are generally for defined terms of as little as one year, and either party can cancel the contract in a relatively short period of time. We cannot assure you that we will retain the programs that produce profitable business or that our insureds will renew with us. Failure to retain or replace these producers would impair our ability to execute our growth strategy, and our financial results could be adversely affected.

Our business is dependent upon insurance and reinsurance brokers, and the failure to develop or maintain important broker relationships could materially adversely affect our ability to market our products and services.

We market our insurance and reinsurance products primarily through brokers, and we derive a significant portion of our business from a limited number of brokers. Our specialty reinsurance segment, which generated $251.8 million, or 50.9%, of our gross premiums written during the year ended December 31, 2004, generated approximately 31.4%, 21.4%, 15.9% and 10.5% of its gross premiums written through Guy Carpenter & Company, Inc., Rattner MacKenzie Limited, Benfield Group and Willis Group. No other broker accounted for more than 10% of gross premiums written for the year ended December 31, 2004. Many of our competitors have had longer-term relationships with the brokers that we use or intend to use than we have. Affiliates of at least two of the brokers through whom we market our products, Marsh Inc. and Marsh & McLennan Companies, Inc., or collectively, Marsh, and Aon Corporation, have also co-sponsored the formation of Bermuda reinsurers that compete with us, and those brokers may decide to favor the companies they sponsored over other companies. While our senior management team and underwriting officers have industry relationships with major industry brokers that we believe are allowing us to continue to establish our presence in the insurance and reinsurance markets, we cannot assure you that we will successfully maintain these relationships. The failure to develop or maintain relationships with brokers from whom we expect to receive our business could have a material adverse effect on us.

Our specialty insurance segment is dependent on the premiums derived from a residential builders' and contractors' program, the loss of which could have a material adverse effect on revenues and profitability.

Our specialty insurance segment, which accounted for 48.4% of gross premiums written during 2004, offers a residential builders' and contractors' program that provides general liability, warranty, builders' risk and excess liability coverages for new home contractors throughout the United States. This program accounted for approximately 57.7% of our specialty insurance segment gross written premiums in 2004. We believe that a material portion of our gross premiums written in the specialty insurance segment for the foreseeable future will continue to be derived from this program. If the program managers do not renew this program with us or we fail to otherwise retain this program, our financial results could be materially and adversely affected.

Our reliance on brokers subjects us to their credit risk.

In accordance with industry practice, we anticipate that we will frequently pay amounts owed on claims under our insurance or reinsurance contracts to brokers, and these brokers, in turn, will pay these amounts over to the clients that have purchased insurance or reinsurance from us. If a broker fails to make such a payment in a significant portion of business that we write, it is highly likely that we will be liable to the client for the deficiency under local laws or contractual obligations. Likewise, when the client pays premiums for these policies to brokers for payment over to us, these premiums are considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums from the brokers. Consequently, we will assume a degree of credit risk associated with brokers around the world with respect to most of our insurance and reinsurance business.

The impact of the investigations into anti-competitive practices in the insurance industry cannot be predicted and may have a material adverse effect on our results of operations and financial condition.

In October 2004, the Office of the Attorney General of the State of New York filed a civil complaint against Marsh alleging, among other things, that Marsh and certain insurance companies participated in anti-competitive practices in connection with the process of placing and underwriting certain classes of business insurance. This action resulted from an industry-wide investigation relating to the conduct of insurance and reinsurance brokers, which is ongoing. A number of companies engaged in the insurance business have recently received subpoenas and other requests for information from the SEC and the New York Attorney General and other insurance, governmental and enforcement authorities requesting information with respect to certain practices in the insurance and reinsurance industries. In January 2005, Marsh agreed to pay $850 million to settle these charges described above. We were not a party to the Marsh litigation and did not receive any subpoena or information requests with respect to this litigation. We did receive, and have complied with, requests for information from the Departments of Insurance of North Carolina and Colorado. We are unable to predict the impact, if any, that these investigations, and any increased regulatory oversight that might result therefrom, may have on our business and financial results.

Continued or increased premium levies by Lloyd's for the Lloyd's Central Fund and cash calls for trust fund deposits or a significant downgrade of Lloyd's A.M. Best rating could materially and adversely affect us.

We participate in the Lloyd's of London market, or Lloyd's, through Syndicate 4000 at Lloyd's, our Lloyd's segment. Syndicate 4000 at Lloyd's was created in December 2004 and currently writes traditional specialty insurance products including professional liability (professional indemnity and directors' and officers' coverage), fidelity and crime (financial institutions). Whenever a member of Lloyd's is unable to pay its debts to policyholders, these debts may be payable by the Lloyd's Central Fund, which acts similarly to state guaranty funds in the United States.

The Lloyd's Central Fund protects Lloyd's policyholders against the failure of a member of Lloyd's to meet its obligations. The Central Fund is a mechanism that, in effect, "mutualizes" unpaid liabilities among all members, whether individual or corporate. The fund is available to back Lloyd's policies issued after 1992. Lloyd's requires members to contribute to the Central Fund, normally in the form of an annual contribution, although a special contribution may be levied. The Council of Lloyd's has discretion to call up to 3% of underwriting capacity in any one year. Policies issued before 1993 have been reinsured by Equitas, an independent insurance company authorized by the FSA. However, if Equitas were to fail or otherwise be unable to meet all of its obligations, Lloyd's may take the view that it is appropriate to apply the Central Fund to discharge those liabilities Equitas failed to meet. In that case, the Council of Lloyd's may resolve to impose a special or additional levy on the existing members, including Lloyd's corporate members such as Quanta 4000 Ltd., to satisfy those obligations.

Additionally, Lloyd's insurance and reinsurance business is subject to local regulation and regulators in the United States require Lloyd's to maintain certain minimum deposits in trust funds as protection for policyholders in the United States. These deposits may be used to cover liabilities in the event of a major claim arising in the United States and Lloyd's may require us to satisfy cash calls to meet claims payment obligations and maintain minimum trust fund amounts.

Any premium levy or cash call would increase the expenses of Syndicate 4000 at Lloyd's and Quanta 4000 Ltd., its corporate member, without providing compensation revenues and could have a material adverse effect on our results. The Lloyd's of London market is currently rated "A" (Excellent) by A.M. Best and "A" by S&P. In the event that Lloyd's rating is downgraded below "A–" in the future, the downgrade could have a material adverse effect on our ability to underwrite business through Syndicate 4000 at Lloyd's and on our financial condition or results of operations.

The availability of reinsurance and retrocessional coverage that we use to limit our exposure to risks may be limited, and counterparty credit and other risks associated with our reinsurance arrangements may result in losses which could adversely affect our financial condition and results of operations.

To limit our risk of loss, we use reinsurance and retrocessional coverage, which is reinsurance of a reinsurer's business. The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control. Currently, there is a high level of demand for these arrangements. We cannot assure you that we will be able to renew adequate protection at cost-effective levels in the future.

As a result of market conditions and other factors, we may not be able to successfully alleviate risk through reinsurance and retrocessional arrangements. Further, we will be subject to credit risk with respect to our reinsurance and retrocessional arrangements because the ceding of risk to reinsurers and retrocessionaires will not relieve us of our liability to the clients or companies we insure or reinsure. Our failure to establish adequate reinsurance or retrocessional arrangements or the failure of our reinsurance or retrocessional arrangements to protect us from overly concentrated risk exposure could adversely affect our business, financial condition and results of operations.

We must continue to develop, implement and integrate new software and systems.

While we have acquired new software and systems responsible for accounting, claims management, modeling and other tasks relating to our insurance and reinsurance operations, we must continue to implement and integrate these software and systems with each other and with those that we are developing ourselves. In addition, we must acquire or obtain the right to use additional software and systems and continue to develop those systems that we are creating internally. Our failure to acquire, implement or integrate these systems in a timely and effective manner could impede our ability to achieve our business strategy and could significantly and adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by Bermuda employment restrictions.

We have hired and may continue to hire a number of non-Bermudians to work for us in Bermuda. Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. The Bermuda government recently announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. While we have been able to obtain work permits that we have needed for our employees to date, we can not assure you that we will not encounter difficulties in the future. We may not be able to use the services of one or more of our key employees if we are not able to obtain work permits for them, which could have a material adverse effect on our business.

A significant amount of our invested assets is subject to market volatility.

We invest the premiums we receive from customers. Our investment portfolio currently contains highly rated and liquid fixed income securities. Because we classify substantially all of our invested assets as available for sale, we expect changes in the market value of our securities will be reflected in our consolidated balance sheet. The remainder of our invested assets is classified as trading. Changes in the market value of these securities are reflected in our consolidated statement of operations. Our investment portfolio is invested by several professional investment advisory management firms under the direction of our management team in accordance with our investment guidelines and are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. The volatility of our claims may force us to liquidate securities, which may cause us to incur capital losses. Our investment results and, therefore, our financial condition may also be impacted by changes in the business, financial condition or results of operations of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions and overall market conditions. Further, if we do not structure our investment portfolio so that it is appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base, which will affect our ability to conduct business.

We may be adversely affected by interest rate changes.

Our investment portfolio contains interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Because of the unpredictable nature of losses that may arise under insurance and reinsurance policies, we expect our liquidity needs will be substantial and may arise at any time. Increases in interest rates during periods when we sell investments to satisfy liquidity needs may result in losses. Changes in interest rates could also have an adverse effect on our investment income and results of operations. For example, if interest rates decline, reinvested funds will earn less than expected.

In addition, our investment portfolio includes highly-rated mortgage-backed securities. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring us to reinvest the proceeds at the then current market rates.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we attempt to take measures to manage the risks of investing in a changing interest rate environment, we may not be able to mitigate interest rate sensitivity effectively. Our mitigation efforts include maintaining a high quality portfolio with a relatively short duration to reduce the effect of interest rate changes on book value. Despite our mitigation efforts, a significant increase in interest rates could have a material adverse effect on our book value.

Fluctuations in currency exchange rates may cause us to experience losses.

Our functional currency is the U.S. dollar. Our operating currency generally is also the U.S. dollar. However, we expect the premiums receivable and losses payable in respect of a portion of our business will be denominated in currencies of other countries. We will attempt to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies either with forward purchase contracts or with investments that are denominated in these currencies.

To the extent we believe that it may be practical, we hedge our foreign currency exposure with respect to potential losses by maintaining assets denominated in the same currency or entering into forward purchase contracts for specific currencies. We use forward purchase contracts when we are advised of known or probable significant losses that will be paid in non-U.S. currencies in order to manage currency fluctuation exposure. We also use forward purchase contracts to hedge our non-U.S. dollar currency exposure with respect to premiums receivable, which will be generally collected over the relevant contract term to the extent practical and to the extent we do not expect we will need these receipts to fund potential losses in such currencies. We also make foreign currency-denominated investments, generally for the purpose of improving overall portfolio yield. However, we may not be successful in reducing foreign currency exchange risks. As a result, we may from time to time experience losses resulting from fluctuations in values of foreign currencies, which could have a material adverse effect on our results of operations.

Our profitability may be adversely impacted by inflation.

The effects of inflation could cause the severity of claims to rise in the future. Our reserve for losses and loss expenses will include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these costs, we would be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

We have made certain decisions concerning the allocation of our capital base among our subsidiaries. Those decisions could have a major impact on our ability to meet our growth and return objectives.

We have established operating subsidiaries in Bermuda, Ireland and the United States and a branch in the United Kingdom. We have allocated capital among our subsidiaries in such a way as to maximize the composite return to shareholders stemming from our overall capital base. These capital allocation decisions require us to make various operating, regulatory and tax assumptions. If our assumptions were not correct, we may not have allocated our capital in the most optimal manner. This could adversely affect our ability to meet our growth and return objectives.

We may incur liability in connection with National Farmers Union Standard Insurance Company's past operations if National Farmers Union Property Casualty Insurance Company, or NFU, or the reinsurer with which NFU reinsures National Farmers Union Standard Insurance Company's liabilities fails to pay the liabilities assumed or reinsured.

On December 19, 2003, we purchased from NFU all of the outstanding capital stock of National Farmers Union Standard Insurance Company, or NFU Standard, a U.S. licensed insurer with licenses in approximately 44 states, which we subsequently renamed Quanta Indemnity Company. NFU assumed from NFU Standard all of its underwriting contracts and associated liabilities. NFU's obligations are guaranteed by OneBeacon Insurance Company, the parent of NFU and a wholly-owned subsidiary of White Mountains Insurance Group, Ltd. In the event that NFU, OneBeacon Insurance Company or any reinsurer fails to pay or is unable to pay the liabilities assumed or reinsured in connection with the acquisition, we would be liable for such claims, which could have a material adverse effect on us.

ESC's work may expose us to liability.

The assessment, analysis and assumption of environmental liabilities, and the management, remediation, and engineering of environmental conditions constitute a significant portion of our technical services business. From time to time, we may also offer a liability assumption program under which a special-purpose entity assumes specified liabilities (at times including taking title to property) associated with environmental conditions for which we provide consulting services. These businesses involve significant risks, including the possibility that we may be liable to clients, third parties and governmental authorities for property damage, personal injuries, breach of contract or breach of warranty claims, fines and penalties and regulatory action. As a result, we could be subject to substantial liabilities or fines in the future that could adversely affect our business. In addition, we are exposed to ESC's liabilities for actions taken prior to our acquisition of ESC to the extent they exceed the indemnification coverage or to the extent that we are not indemnified against these liabilities.

ESC's services may expose us to professional liability in excess of its current insurance coverage.

ESC may have liability to clients for errors or omissions in the services it performs. These liabilities could exceed ESC's insurance coverage and the fees ESC derives from those services. Prior to our acquisition of ESC, ESC maintained general liability insurance and professional liability insurance. The cost of obtaining these insurance policies is rising. We cannot assure you that this insurance will be sufficient to cover any liabilities ESC incurs or that we will be able to maintain ESC's insurance at reasonable rates or at all. If we terminate ESC's policies and do not obtain retroactive coverage, we will be uninsured for claims against ESC made after termination even if these claims are based on events or acts that occurred during the term of the policy. In addition, we cannot assure you that we will be able to obtain insurance coverage for the new services or areas into which we expand ESC's services on favorable terms or at all.

Failure to extend the terms of our credit facility could adversely affect our ability to compete for certain business.

Many U.S. jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their U.S. statutory financial statements without appropriate security, which can include a letter of credit. Quanta Bermuda, Quanta U.S. Re and Quanta Europe are not, and will not be, licensed in any U.S. jurisdiction. We and some of our operating subsidiaries have entered into a secured facility with a syndicate of lenders providing for the issuance of letters of credit that matures on July 12, 2005. We cannot assure you that we will be able to extend this credit facility on terms that would be acceptable to us. If we fail to extend this letter of credit facility, or unable to enter into a substitute facility and are unable to otherwise provide the necessary security, insurance companies may be unwilling to purchase our reinsurance products, which may have a material adverse effect on our results of operations.

Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments.

Quanta Holdings is a holding company. As a result, we do not, and will not, have any significant operations or assets other than our ownership of the shares of our subsidiaries.

Dividends and other permitted distributions from our operating subsidiaries will be our sole source of funds to pay dividends, if any, to shareholders and to meet ongoing cash requirements, including debt service payments and other expenses. Bermuda law and regulations, including, but not limited to Bermuda insurance regulation, restricts the declaration and payment of dividends and the making of distributions by Quanta Bermuda and Quanta U.S. Re unless specific regulatory requirements are met. In addition, each of Quanta Europe, Quanta Specialty Lines and Quanta Indemnity is subject to significant regulatory restrictions limiting its ability to declare and pay dividends. In addition, any dividends paid by Quanta U.S. Holdings will be subject to a 30% withholding tax. Therefore, we do not expect to receive dividends from any of those subsidiaries, or any other subsidiaries we may form, for the foreseeable future. The inability of our operating subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on our operations.

We are subject to Bermuda regulatory constraints that affect our ability to pay dividends on our shares and make other payments. Under the Companies Act 1981 of Bermuda, as amended, or the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

We are subject to extensive regulation in Bermuda, the United States, Ireland and the United Kingdom, which may adversely affect our ability to achieve our business objectives. If we do not comply with these regulations, we may be subject to penalties, including fines, suspensions and withdrawals of licenses, which may adversely affect our financial condition and results of operations.

We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. These regulations, generally administered by a department of insurance in each jurisdiction in which we will do business, relate to, among other things:

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their agents;

•	limits on the size and nature of risks assumed;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of our insurance company subsidiaries to pay dividends to us;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for unearned premium, losses and other purposes.

Insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements and the periodic examinations which as a newly formed group of companies we may be more frequently subject to than more established companies, may adversely affect or inhibit our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. We intend to base some of our practices on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance or reinsurance industry or changes in the laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

Regulation in the United States.    In recent years, the state insurance regulatory framework in the United States has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Moreover, the National Association of Insurance Commissioners, or NAIC, which is an association of the senior insurance regulatory officials of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and the development of new laws, which may be more restrictive or may result in higher costs to us than current statutory requirements. Federal legislation is also being discussed that would require all states to adopt uniform standards relating to the regulation of products, licensing, rates and market conduct. We are unable to predict whether any of these or other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

The offshore insurance and reinsurance regulatory framework recently has also become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. In the past, there have been congressional and other proposals in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate reinsurers domiciled outside the United States. If Quanta Bermuda or Quanta U.S. Re were to become subject to any insurance laws and regulations of the United States or any U.S. state, which are generally more restrictive than those applicable to it in Bermuda, at any time in the future, they might be required to post deposits or maintain minimum surplus levels and might be prohibited from engaging in lines of business or from writing specified types of policies or contracts. Complying with those laws could have a material adverse effect on our ability to conduct business or on our results of operations.

Regulation in Bermuda.    Quanta Bermuda and Quanta U.S. Re are registered Bermuda insurance companies and subject to regulation and supervision in Bermuda. The applicable Bermuda statutes and regulations generally are designed to protect insureds and ceding insurance companies, not our shareholders. Quanta Bermuda and Quanta U.S. Re are not registered or licensed as insurance companies in any jurisdiction outside Bermuda, conduct business through offices in Bermuda and do not maintain an office in, and their personnel do not conduct any insurance activities in, the United States or elsewhere. Inquiries or challenges to the insurance activities of Quanta Bermuda or Quanta U.S. Re. may be raised in the future.

Regulation in Ireland.    Quanta Europe is a non-life insurance company incorporated under the laws of Ireland subject to the regulation and supervision of the Irish Financial Services Regulatory Authority, or IFSRA, under the Irish Insurance Acts, 1909 to 2000 and the regulations relating to insurance business and directions made under those regulations, or together, the Insurance Acts and Regulations. In addition, Quanta Europe is subject to certain additional supervisory requirements of IFSRA for authorized non-life insurers that fall outside the strict legislative framework, such as guidelines issued by IFSRA in 2001 requiring actuarial certification of certain reserves. Among other things, without consent of IFSRA, Quanta Europe may not be permitted to reduce the level of its initial capital, or make any dividend payments or loans. Quanta Europe is required to maintain a minimum solvency margin and reserves against underwriting liabilities. Assets constituting these reserves must comply with asset diversification, localization and currency matching rules. If Quanta Europe writes credit insurance, it is required to maintain a further equalization reserve. Additionally, Quanta Europe is required to adhere to IFSRA's policy restricting the reinsurance business written by a direct insurer. Under this policy, a direct insurer is prohibited from engaging in reinsurance except to an extent that is not significant (to maximum 10% to 20% of overall business) and subject to certain conditions. In practice IFSRA generally expects a direct insurer to write reinsurance in very limited circumstances. An insurance company supervised by IFSRA may have its authorization revoked or suspended by IFSRA under various circumstances, including, among others, if IFSRA determines that it has not used its authorization for the last 12 months, it has expressly renounced its authorization, has ceased to carry on business covered by the authorization for more than six months, no longer fulfills the conditions required for granting authorization or fails seriously in its obligations under the Insurance Acts and Regulations. The appointment of the directors and senior managers of Quanta Europe is subject to prior approval from IFSRA. Changes to any of the Insurance Acts and Regulations, or to the interpretation of these or to the additional supervisory requirements of IFSRA referred to above could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to U.S. tax that may have a material adverse effect on our results of operations and your investment.

Quanta Holdings and Quanta Bermuda are Bermuda companies and Quanta Europe is an Irish company. We believe we are managing our business so that each of these companies is not treated as engaged in a trade or business within the United States and, as a result, will not be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to what activities constitute being engaged in a trade or business within the United States, we cannot be certain that the U.S. Internal Revenue Service will not be able to successfully contend that any of Quanta Holdings or its foreign subsidiaries are engaged in a trade or business in the United States. If Quanta Holdings or any of its foreign subsidiaries were considered to be engaged in a business in the United States, we could be subject to U.S. corporate income and branch profits taxes on the portion of our earnings effectively connected to such U.S. business, in which case our results of operations and your investment could be materially adversely affected. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Europe, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta U.S. Re and Quanta Indemnity."

Quanta Holdings' U.S. subsidiaries might be subject to additional U.S. tax on a portion of their income if a subsidiary is considered a personal holding company, or PHC, for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares by value could be deemed to be owned (under some constructive ownership rules) by five or fewer individuals and whether 60% or more of the income of any of its U.S. subsidiaries, as determined for U.S. federal income tax purposes, consists of "personal holding company income," which is, in general, certain forms of passive and investment income. We believe based upon information made available to us regarding our shareholder base that none of Quanta Holdings' subsidiaries should be considered a PHC. Additionally, we believe we are managing our business to minimize the possibility that we will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., as determined by the constructive ownership rules for PHCs), we cannot assure you that none of Quanta Holdings' subsidiaries will be considered PHC or that the amount of U.S. tax that would be imposed if it were not the case would be immaterial. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Europe, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta U.S. Re and Quanta Indemnity — Personal Holding Companies."

We may be subject to additional Irish tax or to U.K. tax.

If any of our non-Irish companies were considered to be resident in Ireland, or to be doing business in Ireland, or, in the case of our U.S. subsidiaries which qualify for the benefits of an existing tax treaty with Ireland, to be doing business through a permanent establishment in Ireland, those companies would be subject to Irish tax. If we or any of our subsidiaries were considered to be resident in the United Kingdom, or to be carrying on a trade in the United Kingdom through a permanent establishment in the United Kingdom, those companies would be subject to United Kingdom tax. If any of our U.S. subsidiaries were subject to Irish tax or U.K. tax, that tax would generally be creditable against their U.S. tax liability, subject to limitations. If we or any of our Bermuda subsidiaries were subject to Irish tax or U.K. tax, that could have a material adverse impact on our results of operation and on the value of our shares.

The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.

The Organization for Economic Cooperation and Development, which is commonly referred to as the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated June 26, 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether these changes will subject us to additional taxes.

We may become subject to taxes in Bermuda after March 28, 2016, which may have a material adverse effect on our results of operations and your investment.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given each of Quanta Holdings, Quanta Bermuda and Quanta U.S. Re, an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Quanta Holdings, Quanta Bermuda and Quanta U.S. Re or any of their operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. See "Certain Tax Considerations — Certain Bermuda Tax Considerations." Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016.

Risks Related to the Industry

The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic and other loss events, levels of capacity, general economic and social conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Although premium levels for many products, including specialty line products, have increased in recent years, the supply of insurance and reinsurance may increase, either due to capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. While we believe that our specialty insurance and reinsurance lines may experience less volatility through different business cycles than more standard lines, we expect that our returns will be impacted by the cyclical nature of the insurance and reinsurance industry. A return to negative market conditions may affect our ability to write insurance and reinsurance at rates that we consider appropriate relative to the risk assumed. If we cannot write our specialty lines of insurance and reinsurance at appropriate rates, our ability to transact our business would be significantly and adversely affected.

Consolidation in the insurance and reinsurance industry could lead to lower margins for us and less demand for our products and services.

The insurance and reinsurance industry is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. For example, two of our competitors, Travelers Property Casualty Corp. and The St. Paul Companies Inc. merged and created the nation's second largest commercial insurer in the second quarter of 2004. We believe that the larger entities resulting from these merger and acquisition activities may seek to use the benefits of consolidation, including improved efficiencies and economies of scale, to, among other things, implement price reductions for their products and services to increase their market share. If competitive pressures compel us to reduce our prices, our operating margins will decrease.

As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.

Recent examples of emerging claims and coverage issues include:

•	larger settlements and jury awards against professionals and corporate directors and officers covered by professional liability and directors' and officers' liability insurance; and

•	a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling, insurance sales practices and other practices related to the conduct of business in our industry.

The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business, financial condition and results of operations.

Recent federal legislation may negatively affect the business opportunities we perceive are available to us in the market.

The Terrorism Risk Insurance Act of 2002, or TRIA, was enacted by the U.S. Congress and became effective in November 2002 in response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001. TRIA generally requires U.S. property and casualty insurers, including Quanta Indemnity and Quanta Specialty Lines, to offer terrorism coverage for certified acts of terrorism to their policyholders at the same limits and terms as for other coverages. Exclusions or sub-limited coverage may be established, but solely at the policyholder's discretion. The U.S. Treasury has the power to extend the application of TRIA to our non-U.S. insurance operating subsidiaries as well.

TRIA created a temporary federal reinsurance program to reduce U.S. insurers' risk of financial loss from certified acts of terrorism. TRIA's requirement to offer coverage, as well as the federal reinsurance program, is scheduled to expire on December 31, 2005. The U.S. Treasury is studying whether TRIA should be extended and is due to report its findings during summer of 2005. We are currently unable to predict the U.S. Treasury's findings, whether TRIA will be extended, and the resulting effect on the demand for the products of our U.S. insurance operating subsidiaries or the risks that may be available for them to consider underwriting.

Risks Related to our Shares

We do not currently intend to pay dividends and any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on factors, such as whether we have the resources to pay dividends.

We currently intend to retain any profits to provide capacity to write insurance and reinsurance and to accumulate reserves and surplus for the payment of claims. As a result, our board of directors currently does not intend to declare dividends or make any other distributions. Our board of directors plans to periodically reevaluate our dividend policy. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. Consequently, it is uncertain when, if ever, we will declare dividends to our shareholders. If you require dividend income, you should carefully consider these risks before investing in our company.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry, which may cause the price of our shares to decline.

The results of operations of companies in the insurance and reinsurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	the differences between actual and expected losses that we cannot reasonably anticipate using historical loss data and other identifiable factors at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, or court grants of large awards for particular damages;

•	cyclicality relating to the demand and supply of insurance and reinsurance products;

•	changes in the level of reinsurance capacity;

•	changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities; and

•	fluctuations in equity markets, interest rates, credit risk and foreign currency exposure, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

In addition, the demand for the types of insurance we will offer can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

Future sales of shares may adversely affect their price.

Future sales of common shares by our shareholders or us, or the perception that such sales may occur, could adversely affect the market price of our common shares. Currently, 56,810,020 common shares are outstanding. As of June 17, 2005, we have also issued options, performance shares and Founder Warrants to purchase up to 6,791,010 of our common shares. All of our outstanding common shares, other than the 291,262 common shares sold to Nigel W. Morris as described below and the common shares issued under our 2003 Long Term Incentive Plan, have been registered for resale pursuant to a registration statement. Additionally, the 2,542,813 common shares underlying the Founder Warrants have been registered for resale pursuant to a registration statement and when and if they are issued, will be freely tradable without restriction under the Securities Act, assuming they are not held by our affiliates. On December 22, 2003, we sold 291,262 common shares in a private placement to Nigel W. Morris, one of our directors. These shares have not been registered pursuant to a registration statement, but we have entered into a registration rights agreement with Mr. Morris covering these shares.

Provisions in our charter documents may reduce or increase the voting power associated with our shares.

Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder may be limited so that certain persons or groups are not deemed to hold more than 9.5% of the voting power conferred by our shares. In addition, our board of directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.5% of the voting power represented by our then outstanding shares.

Under these provisions, some shareholders may have the right to exercise their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership. As a result of any reduction in the votes of other shareholders, your voting power might increase above 5% of the aggregate voting power of the outstanding shares, which may result in your becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reduced pursuant to the bye-laws. If a shareholder fails to respond to our request for information or submits incomplete or inaccurate information in response to our request, we may, in our sole discretion, determine that the votes of that shareholder shall be disregarded until the shareholder provides the requested information.

It may be difficult for a third party to acquire us.

Provisions of our organizational documents may discourage, delay or prevent a merger, tender offer or other change of control that holders of our shares may consider favorable. These provisions impose various procedural and other requirements that could make it more difficult for shareholders to effect various corporate actions. These provisions could:

•	have the effect of delaying, deferring or preventing a change in control of us;

•	discourage bids for our securities at a premium over the price;

•	adversely affect the price of, and the voting and other rights of the holders of, our securities; or

•	impede the ability of the holders of our securities to change our management.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders including:

•	Interested director transactions. Under Bermuda law and our bye-laws, any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be accountable to us for any benefit realized under that transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which he has an interest following a declaration of the interest pursuant to the Companies Act unless the chairman of the meeting determines otherwise. U.S. companies are generally required to obtain the approval of a majority of disinterested directors or the approval of shareholders before entering into any transaction or arrangement in which any of their directors have an interest, unless the transaction or arrangement is fair to the company at the time it is authorized by the company's board or shareholders.

•	Certain transactions with significant shareholders. As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders. Such transactions may be entered into with prior approval from our board of directors but without obtaining prior approval from our shareholders. U.S. companies in general may not enter into business combinations with interested shareholders, namely certain large shareholders and affiliates, unless the business combination had been approved by the board in advance or by a supermajority of shareholders or the business combination meets specified conditions.

•	Shareholders' suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. In general, under Bermuda law, derivative actions are permitted only when the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company's memorandum of association or bye-laws. In addition, Bermuda courts would consider permitting a derivative action for acts that are alleged to constitute a fraud against the minority shareholders or, for instance, acts that require the approval of a greater percentage of the company's shareholders than those who actually approved them.

•	Indemnification of directors and officers. Under Bermuda law and our bye-laws, we may indemnify our directors, officers or any other person appointed to a committee of the board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, concurred in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty (as determined in a final judgment or decree not subject to appeal) on the part of such director, officer or other person. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors. In general, U.S. companies may limit the personal liability of their directors as long as they acted in good faith and without knowing violation of law.

As a result of these differences, U.S. persons who own our shares may have more difficulty protecting their interests than U.S. persons who own shares of a U.S. corporation.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are incorporated under the laws of Bermuda and our business is based in Bermuda. In addition, some of our directors and officers and some of the experts named in this prospectus reside outside the United States, and all or a substantial portion of our assets and the assets of these persons are, and will continue to be, located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named in this prospectus, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or these persons predicated solely upon U.S. federal securities laws. Further, we have been advised that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

If you acquire 10% or more of Quanta Holdings' shares, you may be subject to taxation under the "controlled foreign corporation," or CFC, Rules.

Each "10% U.S. Shareholder" of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart income is not distributed. A foreign corporation is considered a CFC if "10% U.S. Shareholders" own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or the total value of all stock of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. A CFC also includes a foreign corporation in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts generating subpart F income exceeds specified limits. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, shares owned includes shares owned directly or indirectly through foreign entities or shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares - Shareholders Who Are U.S. Persons."

Quanta Holdings' bye-laws contain provisions that impose limitations on the concentration of voting power of its shares and that authorize the board to purchase its shares under specified circumstances. Accordingly, based upon these provisions and information we have about our shareholder base, we do not believe that we have any 10% U.S. shareholders. It is possible, however that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

We may require you to sell your shares of Quanta Holdings to us.

Our bye-laws provide that we have the option, but not the obligation, to require a shareholder to sell its shares at a purchase price equal to their fair market value to us, to other shareholders or to third parties if our board of directors in its absolute discretion determines that the share ownership of that shareholder may result in adverse tax consequences to us, any of our subsidiaries or any other shareholder. To the extent possible under the circumstances, the board of directors will use its best efforts to exercise this option equally among similarly situated shareholders. Our right to require a shareholder to sell its shares to us will be limited to the purchase of a number of shares that we determine is necessary to avoid or cure those adverse tax consequences.

U.S. persons who hold shares could be subject to adverse tax consequences if we are considered a "passive foreign investment company" (a "PFIC") for U. S. federal income tax purposes.

We do not intend to conduct our activities in a manner that would cause us to become a PFIC. However, it is possible that we could be deemed a PFIC by the IRS for 2003, 2004 or any future year. If we were considered a PFIC it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a greater tax liability than might otherwise apply or subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be issued in the future. We cannot predict what impact, if any, this guidance would have on a shareholder that is subject to U.S. federal income taxation. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a PFIC for the years ended December 31, 2003 or 2004. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares — Shareholders Who Are U.S. Persons."

U.S. persons who hold shares may be subject to U.S. income taxation on their pro rata share of our "related party insurance income," or RPII.

If:

•	Quanta Europe's or Quanta Bermuda's RPII equals or exceeds 20% of that company's gross insurance income in any taxable year,

•	direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly) 20% or more of the voting power or value of the shares of Quanta Europe or Quanta Bermuda, and

•	U.S. persons are considered to own in the aggregate 25% or more of the stock of either corporation by vote or value,

then a U.S. person who owns shares of Quanta Holdings directly or indirectly through foreign entities on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes the shareholder's pro rata share of Quanta Europe's or Quanta Bermuda's RPII for the U.S. person's taxable year that includes the end of the corporation's taxable year determined as if such RPII were distributed proportionately to such U.S. shareholders at that date regardless of whether such income is distributed. In addition any RPII that is includible in the income of a U.S. tax-exempt organization will be treated as unrelated business taxable income. The amount of RPII earned by Quanta Europe or Quanta Bermuda (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of Quanta Europe or Quanta Bermuda or any person related to such shareholder) will depend on a number of factors, including the geographic distribution of Quanta Europe's or Quanta Bermuda's business and the identity of persons directly or indirectly insured or reinsured by Quanta Europe or Quanta Bermuda. Although we do not expect our RPII to exceed 20% of our gross insurance income in the foreseeable future, some of the factors which determine the extent of RPII in any period may be beyond Quanta Europe's or Quanta Bermuda's control. Consequently, Quanta Europe's or Quanta Bermuda's RPII could equal or exceed 20% of its gross insurance income in any taxable year and ownership of its shares by direct or indirect insureds and related persons could equal or exceed the 20% threshold described above.

The RPII rules provide that if a shareholder that is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation's gross insurance income or the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of our shares because Quanta Holdings will not itself be directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. However, the IRS might interpret the proposed regulations in a different manner and the applicable proposed regulations may be promulgated in final form in a manner that would cause these rules to apply to dispositions of our shares. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares — Shareholders Who Are U.S. Persons."

Changes in U.S. federal income tax law could materially adversely affect an investment in our shares.

Legislation has been introduced in the U.S. Congress that is intended to eliminate some perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have some U.S. connections, including legislation that would permit the IRS to reallocate or recharacterize items of income, deduction or some other items related to a reinsurance agreement between related parties to reflect the proper source, character and amount for each item (in contrast to current law, which only refers to source and character). While we do not believe that this proposal, or any other currently pending legislative proposal, if enacted, would have a material adverse effect on us, our subsidiaries or our shareholders, it is possible that broader based legislative proposals could emerge in the future that, if enacted, could have an adverse impact on us, our subsidiaries or our shareholders.

Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a PFIC or whether U.S. persons would be required to include in their gross income the subpart F income or the RPII of a CFC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be issued in the future. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such regulations or guidance will have a retroactive effect. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares — Shareholders Who Are U.S. Persons."

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in "Risk Factors" and "Use of Proceeds," included elsewhere in this prospectus and some of the statements incorporated by reference into this prospectus, including those using words such as "believes," "expects," "intends," "estimates," "projects," "predicts," "assumes," "anticipates," "plans," and "seeks" and comparable terms, are forward-looking statements. Forward-looking statements are not statements of historical fact and reflect our views and assumptions as of the date of this prospectus regarding future events and operating performance. Because we have a limited operating history, many statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. There are important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors," including the following:

•	actual results, changes in market conditions, the occurrence of catastrophic losses and other factors outside our control that may require us to alter our anticipated methods of conducting our business, such as the nature, amount and types of risk we assume and the terms and limits of the products we write or intend to write;

•	the risk that we may not be able to fully implement our business strategy;

•	our limited operating history;

•	our insurance and reinsurance business is not widely diversified among classes of risk or sources of origination;

•	the ineffectiveness or obsolescence of our planned business strategy due to changes in current or future market conditions;

•	changes in regulation or tax laws applicable to us, our brokers or our customers;

•	changes in the availability, cost or quality of reinsurance;

•	our ability to hire, retain and integrate our management team and other personnel;

•	changes in rating agency policies or practices;

•	risks relating to our reliance on program managers, third party administrators, and other vendors to support our programs operations;

•	other risks of doing business with program managers, including the risk we might be bound to policyholder obligations beyond our underwriting intent, and the risk that our program managers or agents may elect not to continue or renew their programs with us;

•	changes in accounting policies or practices; and

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors.

This list of factors is not exhaustive and should be read with the other cautionary statements that are included in this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our projections. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to, among other things, our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that could cause actual results to differ from those discussed in the forward-looking statements before making an investment decision. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future events or otherwise.

Market data and forecasts used in or incorporated by reference into this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties applicable to the other forward-looking statements in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge from our website at www.quantaholdings.com. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

For purposes of this prospectus, the SEC allows us to "incorporate by reference" certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005;

•	our Current Reports on Form 8-K filed on March 1, 2005, March 14, 2005, March 22, 2005, May 13, 2005 and June 8, 2005, and our Current Report on Form 8-K/A dated March 16, 2005; and

•	the description of our common shares, which is contained in our Registration Statement on Form 8-A filed with the SEC on August 3, 2004 (File No. 000-50885), including any amendments or reports filed for the purpose of updating such description.

All reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus by reference, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: Corporate Secretary, Quanta Capital Holdings Ltd., Cumerland House, 1 Victoria Street, Hamilton HM 11, Bermuda, or you may call us at (441) 294-6350.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the selling shareholders. We may receive proceeds upon the exercise of the Founder Warrants. The holders of the Founder Warrants, however, may exercise the warrants without paying the exercise price in cash but rather with shares underlying the Founder Warrants. Any net proceeds that we receive from any exercise of the Founder Warrants will be used for general corporate purposes, including working capital for our business.

CERTAIN TAX CONSIDERATIONS

The following is a summary of our taxation and the taxation of our shareholders under Bermuda tax laws and U.S. federal income tax laws, and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase shares. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of shares. The tax treatment of a holder of shares, or of a person treated as a holder of shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Statements contained in this prospectus as to the beliefs, expectations and conditions of Quanta Holdings and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences to them of owning shares.

Certain Bermuda Tax Considerations

Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future.

Quanta Holdings has received written assurance dated May 27, 2003 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to Quanta Holdings or to any of their respective operations, shares, debentures or obligations until March 28, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by Quanta Holdings in respect of real property or leasehold interests in Bermuda held by them. Quanta Bermuda and Quanta U.S. Re also received such written assurance dated June 23, 2003. We cannot assure you that we will not be subject to any such tax after March 28, 2016.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations relating to Quanta Holdings, Quanta Bermuda, Quanta Europe, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta Indemnity and Quanta U.S. Re and the ownership of our shares by investors. As discussed further in this prospectus and based on our expected business, properties, ownership, organization, source of income and manner of operation, we believe that (1) no U.S. Person that owns shares in Quanta Holdings directly or indirectly through foreign entities should be subject to treatment as a 10% U.S. Shareholder of a controlled foreign corporation ("CFC") and (2) Quanta Holdings should not be considered a passive foreign investment company ("PFIC") for the years ended December 31, 2003 or 2004. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a PFIC for the years ended December 31, 2003 or 2004.

This summary is based upon the Internal Revenue Code, the Treasury Regulations promulgated under the Internal Revenue Code, rulings and other administrative pronouncements issued by the IRS, judicial decisions, the tax treaty between the United States and Bermuda (the "Bermuda Treaty") and the tax treaty between the United States and Ireland (the "Irish Treaty"), all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of such investor's investment or tax circumstances, or to investors subject to special tax rules, such as shareholders who own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Internal Revenue Code, 10% or more of the voting power or value of Quanta Holdings (or how those ownership rules may apply in certain circumstances), tax-exempt organizations, dealers in securities, banks, insurance companies, persons that hold shares that are a hedge or that are hedged against interest rate or insurance risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. This summary generally does not discuss federal taxes other than income tax or other U.S. taxes such as state or local income taxes. This summary assumes that an investor will acquire and hold our shares as capital assets, which generally means as property held for investment. Prospective investors should consult their tax advisors concerning the consequences, in their particular circumstances, of the ownership of shares under U.S. federal, state, local and other tax laws.

For U.S. federal income tax purposes and purposes of the following discussion, a "U.S. Person" means (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust, as well as certain electing trusts.

U.S. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Europe, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta U.S. Re and Quanta Indemnity

U.S. Income and Branch Profits Tax. A foreign corporation deemed to be engaged in the conduct of a trade or business in the U.S. will generally be subject to U.S. federal income tax (at a current maximum rate of 35%), as well as a 30% branch profits tax in certain circumstances, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable income tax treaty, as discussed below. Quanta Holdings, Quanta Europe and Quanta Bermuda intend to operate in such a manner that they will not be considered to be conducting a trade or business within the United States for purposes of U.S. federal income taxation. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Internal Revenue Code, Treasury Regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, we cannot assure you that the IRS will not contend successfully that Quanta Holdings, Quanta Bermuda and/or Quanta Europe are or will be engaged in a trade or business in the United States. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation is entitled to deductions and credits only if it timely files a U.S. federal income tax return (which requirement may be waived if the foreign corporation establishes that it acted reasonably and in good faith in its failure to timely file such return). Quanta Holdings, Quanta Europe and Quanta Bermuda intend to file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that they are subject to U.S. federal income tax.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. Quanta Bermuda believes it is entitled to the benefits of the Bermuda Treaty. Assuming Quanta Bermuda is entitled to the benefits under the Bermuda Treaty, it will not be subject to U.S. federal income tax on any insurance income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Whether business is being conducted in the United States through a permanent establishment is an inherently factual determination. Quanta Bermuda intends to conduct its activities so as not to have a permanent establishment in the United States, although we cannot assure you that it will achieve this result.

A company resident in Ireland will generally be entitled to the benefit of the Irish Treaty if (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Ireland or U.S. citizens and (2) deductible amounts paid for certain purposes to persons who are neither residents of either the U.S. or Ireland, nor U.S. citizens do not exceed 50% of the Irish company's income. An Irish company which does not meet those standards may nevertheless be entitled to the benefits of the Irish Treaty with respect to an item of income if the Irish company is engaged in the active conduct of a trade or business in Ireland, and the item of income is connected with or incidental to that trade or business. Quanta Europe believes it is entitled to the benefits of the Irish Treaty. Assuming Quanta Europe is entitled to the benefits of the Irish Treaty, it will not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Quanta Europe intends to conduct its activities in a manner so that it does not have a permanent establishment in the United States, although we cannot assure you that it will achieve this result.

Foreign corporations also are subject to U.S. withholding tax at a rate of 30% of the gross amount of certain "fixed or determinable annual or periodical gains, profits and income" derived from sources within the United States (such as dividends and certain interest on investments), to the extent such amounts are not effectively connected with the foreign corporation's conduct of a trade or business in the United States. The tax rate is subject to reduction by applicable treaties. Dividends, if any, paid by Quanta U.S. Holdings to Quanta Holdings will be subject to 30% U.S. withholding tax.

The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rate of tax applicable to premiums paid to Quanta Bermuda is 4% for insurance premiums and 1% for reinsurance premiums. The excise tax does not apply to premiums paid to Quanta Europe assuming that Quanta Europe is entitled to the benefits of the Irish Treaty, to the extent that Quanta Europe does not reinsure the risk with a reinsurer which is not entitled to the benefits of a bilateral tax treaty with the United States in which the United States has waived the excise tax.

Quanta U.S. Holdings is a Delaware corporation and Quanta Specialty Lines is an Indiana corporation. Quanta U.S. Re is a Bermuda corporation that will be taxed as a U.S. corporation pursuant to an election under section 953(d) of the Internal Revenue Code. Each will be subject to taxation in the United States on its worldwide income at regular corporate rates.

Personal Holding Companies.    Quanta Holdings' U.S. subsidiaries could be subject to additional U.S. tax on a portion of their income earned from U.S. sources if any of them is considered to be a personal holding company ("PHC") for U.S. federal income tax purposes. A corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation's adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of "PHC income." PHC income includes, among other things, dividends, certain interest, certain royalties, annuities and, under certain circumstances, rents. For purposes of the 50% test, each partner of an investment partnership who is an individual will be treated as owning his/her proportionate share of any stock owned by the partnership. Additionally, certain entities (such as tax-exempt organizations and pension funds) will be treated as individuals. The PHC rules contain an exception for foreign corporations.

If any of Quanta Holdings' subsidiaries were a PHC in a given taxable year, such corporation would be subject to PHC tax on its "undistributed PHC income" at a rate of 15%. For taxable years beginning after December 31, 2008, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals.

Although Quanta Holdings believes that none of its subsidiaries is a PHC, we cannot provide assurance that this will be the case because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of Quanta Holdings' shareholder base, the gross income of Quanta Holdings' subsidiaries and other circumstances that could change the application of the PHC rules to Quanta Holdings and its subsidiaries. In addition, if any of Quanta Holdings' subsidiaries were to become PHCs we cannot be certain that the amount of PHC income would be immaterial.

U.S. Taxation of Holders of Shares

Shareholders Who Are U.S. Persons:

Dividends.    Subject to the discussion below relating to the potential application of the "controlled foreign corporation," "related person insurance income," "passive foreign investment company" and "foreign personal holding company" rules, distributions, if any, made with respect to common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Quanta Holdings (as computed under U.S. tax principles). Under recently enacted legislation (the "New U.S. Legislation"), certain dividends paid before 2009 may be eligible for reduced rates of tax. Because Quanta Holdings' shares are readily tradable on an established securities market in the United States, we expect that dividends, if any, paid by Quanta Holdings will be eligible for the reduced rate of tax. Dividends paid by Quanta Holdings generally will be foreign source income for U.S. federal income tax purposes and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Internal Revenue Code. The amount of any distribution in excess of the current and accumulated earnings and profits of Quanta Holdings will first be applied to reduce a holder's tax basis in the shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of such holder's shares.

Classification of Quanta Holdings, Quanta Bermuda or Quanta Europe as a Controlled Foreign Corporation.    In general, a foreign corporation is considered a controlled foreign corporation ("CFC") if "10% U.S. Shareholders" own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a U.S. Person who owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share (based on its actual direct and indirect, through foreign entities, ownership) of the CFC's "subpart F income," even if the subpart F income is not distributed. For purposes of taking into account insurance income, a CFC includes a foreign corporation in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance contracts generating subpart F income exceeds certain levels.

For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, shares owned includes shares owned directly, indirectly through foreign entities or shares considered as owned by application of certain constructive ownership rules.

Pursuant to those constructive ownership rules:

•	an individual is treated as owning stock owned by certain members of his or her family;

•	an option to acquire stock generally is treated as exercised;

•	a corporation is treated as owning stock owned by a 50% or greater shareholder;

•	a partnership is treated as owning stock owned by its partners (regardless of their percentage ownership of the partnership); and

•	stock owned by a partnership or a corporation is treated as owned proportionately by the owners of the entity (in the case of corporations, only if the shareholder owns 10% or more of the stock of the corporation).

Additional rules apply to trusts and estates. Operating rules apply to prevent reattribution of ownership in certain circumstances, as well as attribution that would cause stock to be treated as not owned by a U.S. person. Because the attribution rules are complicated and depend on the particular facts relating to each investor, you are urged to consult your own tax advisors regarding the application of the rules to your ownership of our shares.

Due to the dispersion of Quanta Holdings' share ownership among holders and its bye-law provisions that impose limitations on the concentration of voting power of its voting shares and that authorize the board to repurchase such shares under certain circumstances and other factors, Quanta Holdings believes that no U.S. Person that owns shares in Quanta Holdings directly or indirectly through foreign entities should be subject to treatment as a 10% U.S. Shareholder of a CFC. These bye-law provisions are described in "Risk Factors — Risks Related to our Shares." We cannot assure you, however, that the IRS will not challenge the effectiveness of these provisions for purposes of preventing CFC and 10% U.S. Shareholder status and that a court will not sustain such challenge.

RPII Companies:

Generally.    The CFC rules also apply to certain insurance companies that earn related person insurance income ("RPII"). For purposes of applying the CFC rules to foreign corporations that earn RPII, a foreign corporation will be treated as a CFC if RPII Shareholders collectively own directly, indirectly through foreign entities or by application of the constructive ownership rules 25% or more of the stock of the corporation by vote or value. The term "RPII Shareholder" means any U.S. Person who owns, directly or indirectly through foreign entities, any amount (rather than stock possessing 10% or more of the total combined voting power) of the foreign corporation's stock.

RPII is defined as any "insurance income" attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII Shareholder" of the foreign corporation or a "related person" to such RPII Shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the provisions of the Internal Revenue Code relating to insurance companies if the income were the income of a domestic insurance company.

For purposes of the RPII rules, "related person" means someone who controls or is controlled by the RPII Shareholder or someone who is controlled by the same person or persons that control the RPII Shareholder. "Control" is measured by either more than 50% in value or more than 50% in voting power of stock, applying constructive ownership principles. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules, more than 50%, measured by vote or value, of the stock of the corporation.

RPII Exceptions.    The special RPII rules do not apply if (1) direct or indirect insureds and persons related to such insureds, whether or not U.S. Persons, own, at all times during the taxable year directly or indirectly, less than 20% of the voting power and less than 20% of the value of the stock of Quanta Bermuda or Quanta Europe, as applicable (the "20% Ownership Exception"),

(2) RPII, determined on a gross basis, is less than 20% of Quanta Bermuda's or Quanta Europe's gross insurance income for the taxable year, as applicable (the "20% Gross Income Exception"), (3) Quanta Bermuda or Quanta Europe, as applicable, elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII and meets certain other requirements or (4) Quanta Bermuda or Quanta Europe, as applicable, elects to be treated as a U.S. corporation for U.S. tax purposes. Quanta Bermuda and Quanta Europe intend to operate in a manner that is designed to ensure that each qualifies for either the first or second exception to the RPII rules.

If none of these exceptions applies, each U.S. Person who owns shares in Quanta Holdings (and therefore, indirectly in Quanta Bermuda and Quanta Europe) on the last day of the tax year in which Quanta Bermuda or Quanta Europe is a CFC, will be required to include in its gross income for U.S. federal income tax purposes its share of RPII of Quanta Bermuda and/or Quanta Europe for the U.S. Person's taxable year that includes the end of the CFC's taxable year. This inclusion generally will be determined as if such RPII were distributed proportionately only to such U.S. Persons holding shares at that date. The inclusion will be limited to the current-year earnings and profits of Quanta Bermuda or Quanta Europe, as applicable, reduced by the shareholder's pro rata share, if any, of certain prior-year deficits in earnings and profits.

Computation of RPII.    In order to determine how much RPII each of Quanta Bermuda and Quanta Europe has earned in each taxable year, Quanta Holdings intends to obtain and rely upon information from Quanta Bermuda's and Quanta Europe's insureds and reinsureds to determine whether any of the insureds, reinsureds or other persons related to such insureds or reinsureds own Quanta Holdings' shares and are U.S. Persons. Quanta Holdings may not be able to determine whether any of the underlying insureds of the insurance companies to which Quanta Bermuda or Quanta Europe provide insurance or reinsurance are RPII shareholders or related persons to such shareholders. Consequently, Quanta Holdings may not be able to determine accurately the gross amount of RPII earned by Quanta Bermuda or Quanta Europe in a given taxable year. For any taxable year in which Quanta Bermuda's or Quanta Europe's gross RPII may be 20% or more of its gross insurance income for the year, Quanta Holdings may also seek information from its shareholders to determine whether direct or indirect owners of Quanta Holdings' shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons. To the extent Quanta Holdings is unable to determine whether a direct or indirect owner of shares is a U.S. Person, Quanta Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all shareholders identified as U.S. Persons.

Uncertainty as to Application of RPII.    Regulations interpreting the RPII provisions of the Internal Revenue Code exist only in proposed form. It is not certain whether these Regulations will be adopted in their proposed form or what changes might ultimately be made or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and their application to Quanta Bermuda and Quanta Europe is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe "such regulations as may be necessary to carry out the purposes of this subsection, including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition we cannot assure you that the IRS will not challenge any determinations by Quanta Bermuda or Quanta Europe as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Prospective investors should consult their tax advisors as to the effects of these uncertainties.

Apportionment of RPII to U.S. Shareholders.    If Quanta Bermuda's or Quanta Europe's, as the case may be, RPII for a year equals or exceeds 20% of that company's gross insurance income and the 20% Ownership Exception does not apply then every RPII shareholder who owns shares of Quanta Holdings on the last day of the tax year in which Quanta Bermuda or Quanta Europe is a CFC should expect that for such year it will be required to include in gross income its share of that company's RPII for the portion of the taxable year during which the company was a CFC under the RPII provisions, even if such RPII Shareholder did not own the shares throughout such period. A

RPII Shareholder who owns Quanta Holdings' shares during the taxable year of Quanta Bermuda or Quanta Europe during which it was a CFC, but not on the last day of such taxable year, will not be required to include any RPII into income, whether or not distributed.

Basis Adjustments.    A U.S. Shareholder's tax basis in its Quanta Holdings shares will be increased by the amount of any subpart F income that the shareholder includes in income, including any RPII included in income by an RPII shareholder. Any distributions made by Quanta Holdings out of previously taxed subpart F income, including RPII income, will be exempt from further U.S. income tax in the hands of the U.S. Shareholder. The U.S. Shareholder's tax basis in its Quanta Holdings shares will be reduced by the amount of any distributions that are excluded from income under this rule.

Information Reporting.    Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required with respect to (1) a person who is treated as a RPII Shareholder, (2) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year and (3) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation, and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. For any taxable year in which Quanta Holdings determines that gross RPII constitutes 20% or more of Quanta Bermuda's or Quanta Europe's gross insurance income and the 20% Ownership Exception does not apply, Quanta Holdings intends to mail to all U.S. Persons registered as holders of its shares IRS Form 5471, completed with information from Quanta Holdings, for attachment to the U.S. federal income tax returns of such shareholders. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described above. Failure to file IRS Form 5471 may result in penalties.

Tax-Exempt Shareholders.    Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income.

Dispositions of Shares.    Subject to the discussion below relating to the potential application of Internal Revenue Code section 1248 or the "PFIC" rules, any gain or loss realized by a U.S. Person on the sale or other disposition of shares of Quanta Holdings will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized upon such sale or exchange and such person's tax basis in the shares. Capital gains received by individuals are subject to tax at preferential rates; the use of capital losses is subject to limitations. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute "passive income" for foreign tax credit limitation purposes.

Internal Revenue Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned directly, indirectly through certain foreign entities or constructively 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. Section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes and would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% U.S. Shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income or the 20% Ownership Exception applies. Existing Treasury Regulations do not address whether section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of shares.

Passive Foreign Investment Companies.    In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes "passive income" or (2) 50% or more of its assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain an express exception for income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Quanta Holdings expects for purposes of the PFIC rules that each of Quanta Bermuda and Quanta Europe will be considered to be predominantly engaged in an insurance business and that they are unlikely to have financial reserves in excess of the reasonable needs of their insurance business.

The PFIC statutory provisions also contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received "directly its proportionate share of the income . . .." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% by value of the shares. While no explicit guidance is provided by the statutory language, under this look-through rule, we believe that Quanta Holdings should be deemed to own the assets and to have received the income of its insurance subsidiaries directly for purposes of determining whether it qualifies for the insurance exception and, consequently, that Quanta Holdings should not be treated as a PFIC for U.S. federal income tax purposes for the years ended December 31, 2003 and 2004. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of the PFIC provision. No assurance can be given that the IRS would not challenge this position or that a court would not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules to them. We have not sought and do not seek to obtain an opinion of legal counsel as to whether or not we were a PFIC for the years ended December 31, 2003 and 2004.

If Quanta Holdings were characterized as a PFIC during a given year, a U.S. Person owning shares would be subject to a penalty tax at the time of the sale of such shares at a gain, or upon receipt of an "excess distribution" with respect to, their shares, unless such shareholder made a "qualified electing fund election" or "mark-to-market" election. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period.

Other.    Except as discussed below with respect to backup withholding, dividends paid by Quanta Holdings will not be subject to U.S. withholding tax.

Shareholders Who Are Non-U.S. Persons

Subject to certain exceptions, non-U.S. Persons will be subject to U.S. federal income tax including potential branch profits tax in the case of shareholders that are corporations on dividend distributions with respect to, and gain realized from the sale or exchange of, shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States. Nonresident alien individuals will not be subject to U.S. estate tax with respect to the shares.

All Shareholders

Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the shares to U.S. Persons. In addition, you may be subject to backup withholding with respect to dividends paid by Quanta Holdings unless you (1) are a corporation, non-U.S. Person or come within certain other exempt categories and, when required, demonstrate this fact, or (2) provide a taxpayer identification number, certify that you have not lost exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and may be credited against your regular U.S. federal income tax liability or otherwise you may be entitled to a refund for any such tax withheld.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common shares set forth below. When we refer to the "selling shareholders" in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling shareholders' interests other than through a public sale.

The table below sets forth the name of each selling shareholder and the number of common shares that each selling shareholder may offer pursuant to this prospectus. Except as noted below, none of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

Based on the information provided to us by the selling shareholders, assuming that the selling shareholders sell all of the common shares beneficially owned by them that have been registered by us and do not acquire any additional common shares, each selling shareholder will not own any common shares other than the common shares appearing in the column entitled "Beneficial ownership after offering." We cannot advise you as to whether the selling shareholders will in fact sell any or all of such common shares. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below:

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
A–Able Transmission(6)	1,550	*	1,550	—	—
A.G. Funds, L.P.(4)(34)	400,000	*	400,000	—	—
AIM Equity Funds, on behalf of its portfolio, AIM Capital Development Fund(4)(41)	86,200	*	86,200	—	—
AIM Variable Insurance Funds, on behalf of its portfolio, AIM V.I. Capital Development Fund(4)(41)	13,300	*	13,300	—	—
Allen, Gerald – IRA(6)	640	*	640	—	—
Allen, Gerald J.(6)	4,510	*	4,510	—	—
Altobello, Daniel J.	5,000	*	5,000	—	—
Ames, Donald & Julie(6)	1,200	*	1,200	—	—
Anderson, Carol Ann	2,000	*	2,000	—	—
Arbco Associates, L.P.(4)(39)	50,00	*	50,000	—	—
Archdiocese of Cincinnati Corporate Investment Account(6)	27,200	*	27,200	—	—
Aviation Sales Inc. 401(k) Profit Sharing Plan Rick J. Penwell TTEE(6)	1,360	*	1,360	—	—
Awad Asset Management, Inc.(4)(60)	1,020,000	1.80%	1,020,000	—	—
Balaran, Theresa K.(5)	1,000	*	1,000	—	—
Ball, Robert R. – IRA(6)	830	*	830	—	—
Barbara A. Muth Revocable Living Trust U/A DTD 10/31/96 Barbara A. Muth, TTEE(6)	2,400	*	2,400	—	—
Barrish, Jack	10,000	*	10,000	—	—
Barron, John Jr.(6)	350	*	350	—	—
Bavely, Donald	1,500	*	1,500	—	—
Baxter, Michael F.	30,000	*	30,000	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Beach, Patrick and Christine	2,500	*	2,500	—	—
Beach Family Partnership(6)	3,440	*	3,440	—	—
Beers, James R.	10,000	*	10,000	—	—
Beese, J. Carter, Jr.	4,000	*	4,000	—	—
Beck, Judith CRNA – IRA(6)	2,360	*	2,360	—	—
BEM Specialty Investments, LLC(44)	1,493,096	2.58%	1,493,096	—	—
Bennett Family, LLC (40)	10,000	*	10,000	—	—
Bennett, LuAnn L.	10,000	*	10,000	—	—
Best, Diana M. – IRA Rollover(6)	3,520	*	3,520	—	—
Bettius, Marc E.	5,000	*	5,000	—	—
Bistricer, Alexander	5,000	*	5,000	—	—
Bonanno, Francis A. and Kathleen (6)	1,220	*	1,220	—	—
Bonanno, Francis A. Jr. – IRA(6)	6,190	*	6,190	—	—
Bortel, Allan or Sydne, Trustees, under the Sydne and Allan Bortel Living Trust, DTD 9/14/98(27)	5,000	*	5,000	—	—
Boston Partners Asset Management, LLC(4)(8)	2,645,400	4.66%	2,645,400	—	—
Brabender, Timothy & Susanne(6)	3,430	*	3,430	—	—
Brady, Harlene – IRA(6)	260	*	260	—	—
Brooks, Kenneth & Anita Wolke	2,600	*	2,600	—	—
Brown, Dottie L.(6)	350	*	350	—	—
Bruno, Anthony V. and Christina S.	1,000	*	1,000	—	—
Bruno, Anthony C. and Kathleen	1,200	*	1,200	—	—
Bruno, Mark and Martha	1,000	*	1,000	—	—
Bruno, Michael C.(5)	2,500	*	2,500	—	—
Bulman, James P.(9)	2,500	*	2,500	—	—
Bush, Graeme W.	2,300	*	2,300	—	—
Campbell, David W. & Mary W.	2,000	*	2,000	—	—
Carol A. Stout Revocable Living Trust Carol A. & Michael K. Stout TTEES(6)	5,880	*	5,880	—	—
Carole C. Holmes Irrevocable Trust DTD 11/3/03, Sharon A. Longo, TTEE(6)	4,040	*	4,040	—	—
Carroll, John F. – IRA – SEP(6)	190	*	190	—	—
Carroll, Pamela S.(6)	420	*	420	—	—
CCHS Retirement Plan(6)	186,800	*	186,800	—	—
Chesapeake Partners Limited Partnership(7)	620,000	1.09%	620,000	—	—
Chesapeake Partners International Ltd.(7)	305,000	*	305,000	—	—
Chimerine, Lawrence	2,500	*	2,500	—	—
Chizzonite, Jan J. and Kathi L.(9)	1,000	*	1,000	—	—
Christopher M. Ruff Personal Trust U/A 8/31/98 FBO Christopher M. Ruff(6)	2,860	*	2,860	—	—
Christopher White Trust DTD 4/13/99(33)	30,000	*	30,000	—	—
Cindy Biestek Trust DTD 4/13/99(33)	30,000	*	30,000	—	—
Colaizzi, Diane W. – IRA Rollover(6)	310	*	310	—	—
Colaizzi, Robert A. Jr. & Diane W.(6)	340	*	340	—	—
Colaizzi, Robert – IRA(6)	4,250	*	—	—	—
Coleman, Cheryl L. – IRA Rollover(6)	410	*	410	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Coleman, Patrick J. – IRA Rollover(6)	1,650	*	1,650	—	—
Connor, Murphy & Co. 401(k) Profit Sharing Plan(6)	1,140	*	1,140	—	—
Conover, Steven & Victoria(6)	870	*	870	—	—
Convery, Sean R. (6)	510	*	510	—	—
Cornerstone Partners L.P.(32)	50,000	*	50,000	—	—
CPD & Associates, LLC(67)	995,783	1.73%	995,783	—	—
Crnkovich, Paul R. – IRA Rollover(6)	980	*	980	—	—
Crnkovich, Paul R. & Dina E.(6)	1,240	*	1,240	—	—
Curtis Partnership(53)	15,000	*	15,000	—	—
Dahm, Donna G.(6)	910	*	910	—	—
Dahm, John T. – IRA(6)	4,460	*	4,460	—	—
Dahm, John T.–IRA Rollover (6)	1,310	*	1,310	—	—
Dakin, Michael & Andrea(6)	1,820	*	1,820	—	—
David, James D. & Maria C.(5)	2,000	*	2,000	—	—
David M. Morad Jr. Revocable Living Trust U/A DTD 9/15/97 David M. Morad Jr. & Semele Foundas TTEE(6)	1,920	*	1,920	—	—
David Ross Revocable Living Trust U/A DTD 11/04/00 David Ross TTEE(6)	1,440	*	1,440	—	—
Devine, John Patrick	3,000	*	3,000	—	—
Diavatis, Demetrios N.	3,000	*	3,000	—	—
DiCicco, Joseph D. & Julia A.(6)	2,420	*	2,420	—	—
Dierman, Jefferey and Tamara	5,000	*	5,000	—	—
Diocese of Paterson–Lay Employees Pension Fund (4) (29)	20,000	*	20,000	—	—
Don A. & Linda B. Maccubbin Revocable Trust DTD 05/04/93 Don A. & Linda B. Maccubbin, TTEES(6)	2,870	*	2,870	—	—
Donahue, Timothy M. and Jayne N.	20,000	*	20,000	—	—
Donatelli, Louis T.	6,000	*	6,000	—	—
Dorn, Patricia Meyer(6)	4,630	*	4,630	—	—
Dr. Michael T. Kunesh Revocable Trust(6)	1,990	*	1,990	—	—
Dubin Family Partnership Ltd.(45)	5,000	*	5,000	—	—
Durkee, Suzanne R.(10)	2,200	*	2,200	—	—
Dussek, Steven P.	10,000	*	10,000	—	—
Earman, Lorraine L. – IRA Rollover(6)	330	*	330	—	—
Earman, Steven W. – IRA Rollover(6)	690	*	690	—	—
EBS Asset Management Profit Sharing Plan(6)	14,000	*	14,000	—	—
EBS Microcap Partners(6)	17,200	*	17,200	—	—
EBS Partners6)	36,500	*	36,500	—	—
Eckert, Thomas D. and Elizabeth G.	100,000	*	100,000	—	—
Eidelman, David R. and Rachel	20,000	*	20,000	—	—
Emerald Investment Partners, L.P.(4)(11)	25,000	*	25,000	—	—
Energizer Holdings, Inc. Retirement Plan Trust(6)	125,000	*	125,000	—	—
Ernst, Cindy(6)	11,200	*	11,200	—	—
Ernst, David R. & Renee M.(6)	1,340	*	1,340	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Ernst Enterprises Deferred Compensation DTD 05/20/90 fbo Mark Van de Grift(6)	1,630	*	1,630	—	—
Ervin, Michael E., MD(6)	4,000	*	4,000	—	—
Eubel, John & Betty (6)	6,130	*	6,130	—	—
Eubel, Melinda L. – IRA(6)	1,160	*	1,160	—	—
Fabrizio, Francis John III (4) (5)	20,000	*	20,000	—	—
Farallon Capital Institutional Partners II, L.P.(12)	8,700	*	8,700	—	—
Farallon Capital Institutional Partners III, L.P.(12)	10,100	*	10,100	—	—
Farallon Capital Institutional Partners, L.P.(12)	67,700	*	67,700	—	—
Farallon Capital Offshore Investors, Inc.(30)	181,900	*	181,900	—	—
Farallon Capital Partners, L.P.(12)	75,500	*	75,500	—	—
Feinberg, Robert	20,000	*	20,000	—	—
Ferguson, Harold A. & Lois M.(6)	1,520	*	1,520	—	—
Ferial Seikaly Polhill	10,000	*	10,000	—	—
Ferial Seikaly Polhill, LLC(13)	18,000	*	18,000	—	—
Firsdon, Byron R. – IRA Rollover(6)	660	*	660	—	—
Flynn, Robert L.	6,500	*	6,500	—	—
Foundas, Semele – IRA(6)	270	*	270	—	—
Freudenberger, Richard Emery Jr.(9)	1,612	*	1,612	—	—
Friedman, Billings, Ramsey & Co., Inc.(14) (15)	140,797	*	140,797	—	—
Friedman, Billings, Ramsey Group, Inc.(4) (14)	2,870,620	5.05%	2,870,620	—	—
Friedman, Billings, Ramsey Weston, LP(4)(14)	600,000	1.06%	600,000	—	—
Fritz J. Russ Trust DTD 4/18/2000– Dolores H. Russ TTEE(6)	2,220	*	2,220	—	—
Frorer Partners(16)	76,000	*	76,000	—	—
Gallagher, Peter A.	13,000	*	13,000	—	—
Gapp, Gary C. & Dixie L.	10,000	*	10,000	—	—
Garrison, Richard T., M.D.(6)	1,980	*	1,980	—	—
George H. Welsh Revocable Living Trust DTD 8/1/90 – Trust B – Joan M. Welsh, Co–TTEE(6)	6,340	*	6,340	—	—
Giacomo Trusts(6)	6,000	*	6,000	—	—
Gladstone, Doulgas E. and Lenore G.(43)	10,752	*	10,752	—	—
Gloria A. Reiber Revocable Living Trust, DTD 09/28/94 Gloria A. Reiber, TTEE(6)	4,240	*	4,240	—	—
Goeckel, Carl W.(6)	3,120	*	3,120	—	—
Goldwater, Richard	4,700	*	4,700	—	—
Goozh, Karen	10,000	*	10,000	—	—
Gorman, Donald(6)	440	*	440	—	—
Gottschlich, Gary W. – IRA Rollover(6)	1,820	*	1,820	—	—
Gross Foundation, Inc.(54)	43,502	*	30,000	13,502		*
Gutmann, D. Darlene(6)	4,050	*	4,050	—	—
Guy R. & Susan S. Henshaw Joint Personal Trust UAD 10/5/90 Guy R. & Susan S. Henshaw TTEES	5,510	*	5,510	—	—
Gwendolyn D. Harmon Revocable Living Trust(6)	1,950	*	1,950	—	—
Harbor Advisors, LLC – FBO A/C Butterfield Bermuda General Account(35)	35,000	*	35,000	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Hackett, Cynthia A.(6)	790	*	790	—	—
Harmon, Gwendolyn D.(6)	2,010	*	2,010	—	—
Harrison, Donald	10,000	*	10,000	—	—
Hausfeld, Christine(6)	240	*	240	—	—
Hausfeld, Lori A. – IRA(6)	270	*	270	—	—
Hayes, Sara F. (4)	2,000	*	2,000	—	—
Hazel, Neil – IRA Rollover(6)	7,850	*	7,850	—	—
Hazel, Neil W. Personal Trust (6)	1,290	*	1,290	—	—
Hazel, Neil W. & Jeanne K.(6)	1,360	*	1,360	—	—
Helen G. Moody Revocable Living Trust DTD 01/17/02 Helen G. Moody TTEE(6)	840	*	840	—	—
Hickey, Andrea J.(6)	720	*	720	—	—
Hickey, James W. – IRA Rollover(6)	2,840	*	2,840	—	—
Hilal, David(5)	5,000	*	5,000	—	—
Hirst, Jeremy	2,000	*	2,000	—	—
Hoke, Forney M. III (6)	2730	*	2730	—	—
Hoke, Forney M. III–IRA Rollover(6)	340	*	340	—	—
Holladay, Wallace F. Jr.	2,500	*	2,500	—	—
Holmes, Richard E. – IRA Rollover(6)	1,590	*	1,590	—	—
Holtgreive, Robert J. – IRA(6)	2,450	*	2,450	—	—
Hopf, Stephen & Cynthia(6)	940	*	940	—	—
HRR Investments (28)	5,000	*	5,000	—	—
Hughey, Byron C.	1,000	*	1,000	—	—
Hurusa, Michael F.	9,900	*	9,900	—	—
Investors of America, L.P.(50)	2,250,000	3.96%	2,250,000	—	—
J. Steven Emerson Roth IRA (51)	336,600	*	336,600	—	—
J. Steven Emerson Roth IRA II(51)	63,530	*	6,030	57,500		*
Jackson, Lawrence K. & Eileen M.(6)	4,540	*	4,540	—	—
James F. Dierberg Trust(50)	250,000	*	250,000	—	—
James R. Murphy, Trustee U/A of Trust for James R. Murphy Personal Portfolio(6)	2,050	*	2,050	—	—
Jeffrey M. Grieco Revocable Living Trust DTD 7/19/2001 Jeffrey M. Greico, TTEE(6)	1,620	*	1,620	—	—
Jerome E. Muth Revocable Living Trust U/A DTD 10/31/96 Jerome E. Muth, TTEE(6)	930	*	930	—	—
JMG Capital Partners, LP(17)	166,000	*	166,000	—	—
JMG Triton Offshore Fund, Ltd. (18)	166,000	*	166,000	—	—
John B. Maynard Jr. Irrevocable Trust U/A DTD 12/12/93 John B. Maynard Sr., TTEE(6)	470	*	470	—	—
John C. Ernst, Jr. Revocable Trust John C. Ernst, Jr. TTEE(6)	14,600	*	14,600	—	—
John G. Grieco Personal Trust U/A 5/20/98 John G. Grieco TTEE(6)	2,070	*	2,070	—	—
Johnson, Mitchell A.	5,000	*	5,000	—	—
Joseph R. Smith Family Trust DTD 8/10/95 Joseph R. Smith TTEE(6)	30,400	*	30,400	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Joyce Ann Porter Revocable Living Trust dtd 12/1/00 Joyce Ann Porter, TTEE(6)	2,120	*	2,120	—	—
Julber, Evan L.	15,000	*	15,000	—	—
Kalla, Susan (4)	3,000	*	3,000	—	—
Kantor, Felice M.(6)	8,650	*	8,650	—	—
Kantor, Neil Dr.(6)	4,060	*	4,060	—	—
Kapolas, Chris H. & Linda M.(6)	6,620	*	6,620	—	—
Kappel, Richard N. & Alicia L.(6)	7,510	*	7,510	—	—
Karter, Elias M. & Ann C.(6)	8,360	*	8,360	—	—
Kasch, William & Sonja (6)	1,710	*	1,710	—	—
Kay, Leonard & Jacqueline	2,500	*	2,500	—	—
Kayne Anderson Capital Income Partners (QP), LP(4)(39)	125,000	*	125,000	—	—
Kidd, Hazel B.(6)	1,160	*	1,160	—	—
Kilian, Robert L. – IRA Rollover(6)	880	*	880	—	—
Kilcarr, Barbara	10,000	*	10,000	—	—
Kingsfield, Raymond E.	2,500	*	2,500	—	—
Klaus, Kenneth E. & Doreen G.(6)	520	*	520	—	—
Kleeblatt, James R.(5)	7,000	*	7,000	—	—
Klein, Debbie Ann Personal Trust(6)	3,430	*	3,430	—	—
Klein, Lawrence – IRA(6)	910	*	910	—	—
K. Kranzberg, N. Kranzberg, Kranzberg and L. Dulan TTEE, Kranzberg Family Charitable Foundation U/A DTD 6/30/00(63)	4,000	*	4,000	—	—
Kranzberg Residuary Trust (U/W Marcelle Kranzberg), Kennth S. Kranzberg, TTEE(63)	7,500	*	7,500	—	—
Kunesh, John C. & Sarah L.(6)	430	*	430	—	—
Kunesh, Mary(6)	5,700	*	5,700	—	—
Ledecky, Jonathan J.	25,000	*	25,000	—	—
Ledford, George W. – IRA Rollover(6)	5,280	*	5,280	—	—
Lehner, James T., M.D. – IRA(6)	2,220	*	2,220	—	—
LeSourd, Richard H., Jr. – IRA – SEP(6)	2,080	*	2,080	—	—
L.H. Rich Companies(19)	25,000	*	25,000	—	—
Lindeman–Thomas, Christine – IRA Rollover(6)	1,090	*	1,090	—	—
Lindner, Russell C.	1,500	*	1,500	—	—
Locke, T. Ferguson – IRA	10,000	*	10,000	—	—
Love Savings Holding Company (31)	25,000	*	25,000	—	—
Lowry, Robert – IRA(6)	450	*	450	—	—
Lowry, Robert W.(6)	1,600	*	1,600	—	—
Lowry, Sharon A. – IRA(6)	1,040	*	1,040	—	—
Lumby, Samuel W.(6)	1,730	*	1,730	—	—
Lunsford, Michael G. – IRA(6)	930	*	930	—	—
Lunsford, Michael G.(6)	550	*	550	—	—
Maccubbin, Don A. – IRA(6)	850	*	850	—	—
Mackil, Joseph D. & Susanne F.(6)	5,220	*	5,220	—	—
Maio, Thomas J. & Susan J.(6)	1,200	*	1,200	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Manganaro, Andrew J. – IRA(6)	3,850	*	3,850	—	—
Manitoba Public Insurance(6)	68,800	*	68,800	—	—
Marchal, Douglas & Melissa(6)	530	*	530	—	—
Martha M. Strempel Trust U/A DTD 3/21/89 Martha M. Strempel, TTEE(6)	880	*	880	—	—
Master, Diane R.	1,000	*	1,000	—	—
Mauck, Walter A. – IRA Rollover(6)	1,960	*	1,960	—	—
Maynard, John B.(6)	16,100	*	16,100	—	—
McCarty, Barbara(6)	660	*	660	—	—
McCarty, William R. – IRA Rollover(6)	2,140	*	2,140	—	—
McCorkindale, Douglas H.	10,000	*	10,000	—	—
McGohan, Patrick L. & Jackie L.(6)	810	*	810	—	—
McHugh, Kevin J.(65)	10,752	*	10,752	—	—
McInnes, Peter & Noreen(6)	7,330	*	7,330	—	—
McKenzie, Richard & Sandra	10,000	*	10,000	—	—
McQuiston, Michael J. – IRA Rollover(6)	1,780	*	1,780	—	—
Meister, Linda M. MD (6)	4,340	*	4,340	—	—
Meyer, John E.(6)	52,800	*	52,800	—	—
MGO Partnership, L.P.(55)	20,000	*	20,000	—	—
Miami Valley Worldwide Corporate Investment Fund(6)	630	*	630	—	—
Michael J. Mathile Revocable Living Trust DTD 10/03/96(6)	3,230	*	3,230	—	—
Mickley, Patrick A. and Amy Jo(6)	770	*	770	—	—
Miller, Ann K.(6)	5,510	*	5,510	—	—
Miller, Thomas A. – IRA Rollover(6)	1,090	*	1,090	—	—
Miller, Thomas A. & Nancy A.(6)	1,880	*	1,880	—	—
Milloy, Jeffrey M.	20,000	*	20,000	—	—
MJJM, LLC(20)	150,000	*	150,000	—	—
Morad, David M., Jr.(6)	5,030	*	5,030	—	—
Morris, Nigel W.(58)	484,689	*	107,526	377,163		*
Mullen, Leo and Helene Patterson	12,500	*	12,500	—	—
Murphy, Michael J.(68)	1,422,167	2.47%	268,817	1,153,350	2.00%
Muth, Barbara A. – IRA(6)	480	*	480	—	—
Muth, Jerome E. – IRA – Roth(6)	3,890	*	3,890	—	—
Nevin, Robert C. & Linda F.(6)	2,180	*	2,180	—	—
Newburger, Marcy Andrea	5,000	*	5,000	—	—
Newman, Claire F.(5)	20,000	*	20,000	—	—
Newman, Peter R. – IRA Rollover(6)	2,040	*	2,040	—	—
Newmyer, Arthur G. III	7,000	*	7,000	—	—
Nguyen, Donald H., Dr. & Lynn A. Buffington(6)	530	*	530	—	—
Nguyen, Donald H., M.D. – IRA Rollover(6)	320	*	320	—	—
Nicoll, William R. IRA	2,500	*	2,500	—	—
Nilsen, Ronald L.	2,500	*	2,500	—	—
Noble, Milo(6)	9,580	*	9,580	—	—
O'Connor, Francis F. & Cynthia(5)	2,000	*	2,000	—	—
O'Rourke, Marcia M.(6)	4,390	*	4,390	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Paas, John T. and Julia M.(6)	1,270	*	1,270	—	—
Pagnani, Frederick J. Jr.(48)	97,379	*	16,129	81,250		*
Palcher, Aurelia(6)	1,600	*	1,600	—	—
Palcher, John E. – IRA Rollover(6)	800	*	800	—	—
Pazyniak, Timothy A. – IRA Rollover(6)	4,290	*	4,290	—	—
Pazyniak, Nayann B. – IRA Rollover(6)	490	*	490	—	—
Peil, Andrea K. Revocable Trust (W. Peil, M. Peil, A. Peil and T. Peil – TTEE, U/A DTD 4/17/95)(64)	3,000	*	3,000	—	—
Peil, Linda Ebbert & William John	2,500	*	2,500	—	—
Pennsylvania Treasury Department Tuition Account Program(6)	48,830	*	48,830	—	—
Penny, Christopher Flynn(5)	2,500	*	2,500	—	—
Peterman, John and Catherine	150,000	*	150,000	—	—
Phlipot, Jeannine E.(6)	1,060	*	1,060	—	—
Phlipot, Jeannine E. IRA(6)	1,370	*	1,370	—	—
Pinnacle Oil Company Retirement Plan(46)	10,000	*	10,000	—	—
Porter, Donald A. – IRA SmallCap(6)	1,530	*	1,530	—	—
R&D Investment Partnership (6)	24,300	*	24,300	—	—
Rainey, Stanley H. & Cynthia(6)	3,340	*	3,340	—	—
Raytheon Master Pension Trust(6)	223,000	*	223,000	—	—
Reznick, David & Sandra	10,000	*	10,000	—	—
Richard E. Holmes Revocable Living Trust DTD 08/25/94 Richard E. Holmes, TTEE(6)	4,690	*	4,690	—	—
Richard E. Holmes Revocable Living Trust DTD 08/25/94 Richard E. Holmes, TTEE(6)	3,010	*	3,010	—	—
Richard S. Bodman Revocable Trust, DTD 9/1/98, Richard S. Bodman, Trustee(21)	20,000	*	20,000	—	—
Ritchie, James J.(57)	17,527	*	2,688	14,839		*
Ritchie, Joanne Bintliff(57)	5,376	*	2,688	2,688		*
RNR I, LLC(42)	820,208	1.44%	820,208	—	—
RNR II, LLC (42)	1,357,803	2.39%	1,357,803	—	—
Roach, Dan – IRA Rollover(6)	860	*	860	—	—
Roach, Jennifer(6)	600	*	600	—	—
Roach, Jennifer– IRA6)	790	*	790	—	—
Robert L. Kilian Trust U/A DTD 9/25/97 Robert L. Kilian TTEE(6)	1,470	*	1,470	—	—
Robert R. Ball Revocable Inter Vivos Trust(6)	980	*	980	—	—
Roberts, Aubrey L. – IRA(6)	4,250	*	4,250	—	—
Roer, David L.(6)	600	*	600	—	—
Roer, Jennifer A. – IRA(6)	550	*	550	—	—
Romer, Anne Marie(6)	1,190	*	1,190	—	—
Rones, Greg & Simone	10,000	*	10,000	—	—
Rosenbloom, Joseph and Albert I. Dubinsky, TTEE – Joseph P. Rosenbloom Revocable Trust(62)	3,000	*	3,000	—	—
Rosenthal, Robert	100,000	*	100,000	—	—
Ross, Steven E. & Mary J.(6)	16,600	*	16,600	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Roth, Howard W. – Contributory IRA(38)	3,000	*	3,000	—	—
Rothstein, Allan P.	96,900	*	96,900	—	—
Rothstein, Cynthia	25,000	*	25,000	—	—
Rothstein, Steven Randy	15,000	*	15,000	—	—
Routh, Paul J. – IRA(6)	630	*	630	—	—
Rupli, Timothy	2,000	*	2,000	—	—
Russ, Bradley J.(10)	4,400	*	4,400	—	—
Russ Family LLC(69)	995,783	*	995,783	—	—
Russ, Jacqueline C.(10)	2,200	*	2,200	—	—
Russ, Tobey J.(70)	1,293,267	2.24%	120,027	1,173,240	2.03%
Sanford, Craig & Mary Jo(6)	7,840	*	7,840	—	—
Scacchetti, Edmond – IRA(6)	920	*	920	—	—
Schlueter, Stephen A.(4)(5)	10,000	*	10,000	—	—
Scudder Flag Investors Equity Partners Fund (4) (59)	250,000	*	250,000	—	—
Scudder Flag Investors Value Builder Fund (4) (29)	450,000	*	450,000	—	—
Semele Foundas Revocable Living Trust U/A DTD 9/15/97 Semele Foundas & David M. Morad Jr. TTEE(6)	3,550	*	3,550	—	—
Seneca Capital International Ltd. (56)	900,300	1.58%	896,500	3,800	—
Seneca Capital L.P.(56)	232,200	*	17,000	215,200	—
Simon, John A. (9)	5,375	*	5,375	—	—
Slone, Richard A. – IRA	50,000	*	50,000	—	—
Slyman, Jacqueline(6)	2,160	*	2,160	—	—
Smith, Ann C.(6)	10,300	*	10,300	—	—
Smith, Denise M.(6)	11,900	*	11,900	—	—
Smith, Howard W. & Margaret W. Aldridge(6)	3,570	*	3,570	—	—
Smith, Richard D. MD(6)	510	*	510	—	—
Smith, Thomas R. & Michelle Link(6)	9,420	*	9,420	—	—
South Ferry Building Company, L.P.(22)	500,000	*	500,000	—	—
Steele, Brian(66)	23,750	*	5,000	18,750		*
Sterling Associates Limited Partnership(36)	20,000	*	20,000	—	—
Steven A. Miller – Revocable Living Trust U/A June 5, 1998 – Steven A. Miller, C.E. Liesner TTEES(6)	3,170	*	3,170	—	—
Strausbaugh, Paul & Joan(6)	1,450	*	1,450	—	—
Susan Bennett Trust (61)	4,000	*	4,000	—	—
Susan J. Gagnon Revocable Living Trust UA 8/30/95 Susan J. Gagnon TTEE(6)	3,090	*	3,090	—	—
Susman, Arthur	2,500	*	2,500	—	—
Suttman, Michael J.(6)	900	*	900	—	—
Suttman, Steven K. – IRA Rollover(6)	760	*	760	—	—
Sweeney, John F.(6)	950	*	950	—	—
Syburg, John F.	10,000	*	10,000	—	—
T. David Reiber Revocable Living Trust, DTD 09/28/94 T. David Reiber, TTEE(6)	1,790	*	1,790	—	—
Tagliamonte, Michelle – IRA Rollover(6)	1,020	*	1,020	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Tanya P. Hrinyo Pavlina Revocable Trust DTD 11/21/95 Tanya P. Hrinyo Pavlina TTEE(6)	2,210	*	2,210	—	—
Tarbell, Kenneth & Julia(6)	2,600	*	2,600	—	—
Taylor, Thomas Franklin(43)	53,763	*	53,763	—	—
TCF Partners Limited Partnership(47)	50,000	*	50,000	—	—
The Charles T. Walsh Trust–DTD 12/6/200–Charles T. Walsh TTEE(6)	3,740	*	3,740	—	—
The Christine F. Lindeman–Thomas Revocable Living Trust DTD 08/22/91 Christine F. Lindeman–Thomas, TTEE Gregory J. Thomas, POA(6)	3,180	*	3,180	—	—
The Cleveland Clinic Foundation(6)	185,000	*	185,000	—	—
The Louis J. Thomas Irrevocable Trust DTD 08/22/91 Gregory J. Thomas, TTEE(6)	410	*	410	—	—
The Vicky M. Joshi Revocable Living Trust DTD 09/04/02 Vicky M. & Krishan K. Joshi, TTEES(6)	9,530	*	9,530	—	—
Thiel, John D. & Patricia S.	5,000	*	5,000	—	—
Thomas, Gregory J. – IRA SEP(6)	540	*	540	—	—
Thompson, William R.(6)	5,390	*	5,390	—	—
Thornton, William M. & Carla D.(6)	2,010	*	2,010	—	—
Tinicum Partners, L.P.(12)	2,900	*	2,900	—	—
TNM Investments LTD Partnership(6)	380	*	380	—	—
Tonkel, James Rock, Jr.(4)(5)	100,000	*	100,000	—	—
Tonya S. Harmon Revocable Living Trust(6)	1,910	*	1,910	—	—
Upnorth Investments, Ltd. Trust(6)	17,300	*	17,300	—	—
Venturesim, Inc. (25)	10,000	*	10,000	—	—
Vestal Venture Capital(52)	8,750	*	8,750	—	—
Vivian D. Bichsel Revocable Living Trust–DTD 11/18/93– Vivian D. Bichsel, TTEE(6)	1,060	*	1,060	—	—
Wagner, Philip H. (6)	5,490	*	5,490	—	—
Washington State Plumbing and Pipefitting Pension Trust (26)	21,900	*	21,900	—	—
Weaver, John M.	5,000	*	5,000	—	—
Weaver, Maureen D.(6)	1,060	*	1,060	—	—
Webber, Donald E. & Rosemarie	20,000	*	20,000	—	—
Weber, Toby G.(6)	5,100	*	5,100	—	—
Welsh, Joan(6)	1,600	*	1,600	—	—
West, Billy A.(6)	6,770	*	6,770	—	—
White, Craig and Deborah	200,000	*	200,000	—	—
White, Dean V. and Barbara E.	1,000,000	1.76%	1,000,000	—	—
Wilbur L. & Evilina A. Brown – All Cap Value(6)	870	*	870	—	—
Wilbur L. & Evilina A. Brown – Small Cap Value(6)	470	*	470	—	—
William A. Hazel Revocable Trust(37)	20,000	*	20,000	—	—
William R. Nicoll and Priscilla B. Nicoll Trust(49)	2,500	*	2,500	—	—
Wingate, Leo K. & Katherine H.(6)	820	*	820	—	—
Wire Family Trust(23)	2,637	*	2,637	—	—
Yoakum, Randy H. & Pamela F.(6)	1,850	*	1,850	—	—

	Beneficial ownership prior to offering(1)		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering(1)(2)
Selling Shareholders	Shares	Percentage of class(3)		Shares	Percentage of class(3)
Yoakum, Ronald E. & Sharon S. (6)	4,370	*	4,370	—	—
Youra, Gary M., M.D. – IRA Rollover(6)	3,120	*	3,120	—	—
Yvonne A. Grieco Revocable Living Trust DTD 7/19/01 Yvonne A. Grieco, TTEE(6)	1,390	*	1,390	—	—
Zachary, Dr. Norman and Ruth S.	2,500	*	2,500	—	—
ZWD Investments LLC(24)	1,500,000	2.64%	1,500,000	—	—
Zwiesler, E. Jerome & Mary Louise(6)	4,000	*	4,000	—	—
Total:			27,036,906

*	Less than one percent (1%).

(1)	Includes common shares underlying warrants or options that are exercisable within 60 days of June 17, 2005.

(2)	Assumes that each named selling shareholder sells all of the common shares it holds that are covered by this prospectus and neither acquires nor disposes of any other shares, or right to purchase other shares, subsequent to the date as of which we obtained information regarding its holdings. Because the selling shareholders are not obligated to sell all or any portion of the common shares shown as offered by them, we cannot estimate the actual number of common shares (or actual percentage of the class) that will be held by any selling shareholder upon completion of the offering.

(3)	Calculated based on Rule13d–3(d)(i) of the Exchange Act, using 56,810,020 common shares outstanding as of June 17, 2005. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of any options or warrants to purchase common shares held by the selling shareholder; however, we did not assume exercise of any other holders options or warrants.

(4)	The selling shareholder is an affiliate of a broker–dealer, purchased the shares in the ordinary course of business and, at the time of the purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares

(5)	This selling shareholder is an employee of Friedman, Billings, Ramsey Group, Inc. whose subsidiary Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and placement agent in our private offering in 2003.

(6)	EBS Asset Management has voting and investment power over the shares that this selling shareholder beneficially owns.

(7)	Chesapeake Partners Management Company, Inc. has voting and investment power over the shares that this selling shareholder beneficially owns.

(8)	Boston Partners Asset Management LLC has voting and investment power over the shares acting in its capacity as investment adviser on behalf of various beneficial owners none of which is a natural person.

(9)	The selling shareholder is an employee of our company.

(10)	This selling shareholder is a relative of Tobey J. Russ, our chief executive officer and chairman of our board of directors.

(11)	Marvin H. McIntyre, David B. Gray and Don Metzger share voting and investment power over the shares that this selling shareholder beneficially owns.

(12)	Farallon Partners, L.L.C. has voting and investment power over the shares that this selling shareholder beneficially owns.

(13)	Ferial Seikaly Polhill has voting and investment power over the shares that this selling shareholder beneficially owns.

(14)	Emanuel Friedman, Eric Billings and Richard Hendrix share voting and investment power over the shares that this selling shareholder beneficially owns. Friedman, Billings, Ramsey & Co., Inc., an indirect wholly–owned subsidiary of Friedman, Billings, Ramsey Group, Inc. and an affiliate of Friedman, Billings, Ramsey Weston, L.P., acted as initial purchaser and placement agent in our private offering in 2003. W. Russell Ramsey and Wallace L. Timmeny serve as board members of both Friedman, Billings, Ramsey Group, Inc. and our company.

(15)	This selling shareholder identified itself as a registered broker–dealer and, accordingly, this selling shareholder is an underwriter. See "Plan of Distribution."

(16)	Peter H. Frorer has voting and investment power over the shares that this selling shareholder beneficially owns.

(17)	Jonathan M. Glaser has sole voting and investment power over the shares that this selling shareholder beneficially owns.

(18)	Jonathan M. Glaser and Roger Richter share voting and investment power over the shares that this selling shareholder beneficially owns.

(19)	Steven Spector has voting and investment power over the shares that this selling shareholder beneficially owns.

(20)	Jonathan and Elizabeth Billings share voting and investment power over the shares that this selling shareholder beneficially owns. Mr. Billings is an employee of Friedman, Billings, Ramsey Group, Inc.

(21)	Richard Bodman has voting power over the shares that this selling shareholder beneficially owns.

(22)	Darren Ross has voting and investment power over the shares that this selling shareholder beneficially owns.

(23)	Abraham A. Witteles and Karen G. Witteles share voting and investment power over the shares that this selling shareholder beneficially owns.

(24)	Ezriel Munk, as trustee of ZW 1999 Trust, member of ZWD Investments, LLC, has voting and investment power over the shares that this selling shareholder beneficially owns.

(25)	James A. Syme, Joseph H. Szymanski, Donald P. McDougall and Daniel W. Huthwaite have voting and investment power over the shares that this selling shareholder beneficially owns.

(26)	Nicholas – Applegate Capital Management has voting and investment power over the shares that this selling shareholder beneficially owns.

(27)	Allan Bortel and Sydne Bortel share voting and investment power over the shares that this selling shareholder beneficially owns.

(28)	Howard Ross has voting and investment power over the shares that this selling shareholder beneficially owns.

(29)	Hobart C. Buppert II has voting and investment power over the shares that this selling shareholder beneficially owns.

(30)	Farallon Capital Management, L.L.C. has voting and investment power over the shares that this selling shareholder beneficially owns.

(31)	A.S. Love has voting and investment power over the shares that this selling shareholder beneficially owns.

(32)	G. Robert Reichenbach and Hemmet Toma share voting and investment power over the shares that this selling shareholder beneficially owns.

(33)	Craig White has voting and investment power over the shares that this selling shareholder beneficially owns.

(34)	John M. Angelo and Michael L. Gordon share voting and investment power over the shares that this selling shareholder beneficially owns.

(35)	Harbor Advisors, LLC has voting and investment power over the shares that this selling shareholder beneficially owns.

(36)	Amy S. Hirsch, the general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.

(37)	William Hazel has voting and investment power over the shares that this selling shareholder beneficially owns.

(38)	Howard W. Roth has voting and investment power over the shares that this selling shareholder beneficially owns.

(39)	Richard A. Kayne and Kayne Anderson Capital Advisors, LP share voting and investment power over the shares that this selling shareholder beneficially owns.

(40)	LuAnn L. Bennett has voting and investment power over the shares that this selling shareholder beneficially owns.

(41)	Paul Rasplika of AIM Advisors, Inc. has voting and investment power over the shares that this selling shareholder beneficially owns.

(42)	W. Russell Ramsey, one of our directors, and his spouse are the beneficial owners of the selling shareholder and share voting and investment power over the shares that this selling shareholder beneficially owns. Mr. Ramsey also serves as a director of Friedman, Billings, Ramsey Group, Inc., whose subsidiary, Friedman, Billings, Ramsey & Co., Inc., acted as initial purchaser and placement agent in our private offering in 2003.

(43)	The selling shareholder is a former employee of the company.

(44)	Mr. Ramsey, one of our directors, is the manager and a beneficial owner of the membership interests of the selling shareholder and has voting and investment power over the shares that this selling shareholder beneficially owns. Mr. Ramsey also serves as a director of Friedman, Billings, Ramsey Group, Inc., whose subsidiary, Friedman, Billings, Ramsey & Co., Inc., acted as initial purchaser and placement agent in our private offering in 2003. Includes 1,130,139 shares issuable upon exercise of Founder Warrants.

(45)	Ronald Dubin has voting and investment power over the shares that this selling shareholder beneficially owns.

(46)	Guy O. Dove III has voting and investment power over the shares that this selling shareholder beneficially owns.

(47)	Edward L. Cohen and Robert K. Tanenbaum share voting and investment power over the shares that this selling shareholder beneficially owns.

(48)	Mr. Pagnani is the President and Chief Executive Officer of our reinsurance business unit. Includes 81,250 shares issuable upon exercise of options.

(49)	William R. & Priscilla B. Nicoll has voting and investment power over the shares that this selling shareholder beneficially owns.

(50)	James Dierberg has voting and investment power over the shares that this selling shareholder beneficially owns.

(51)	J. Steven Emerson has voting and investment power over the shares that this selling shareholder beneficially owns.

(52)	Allan R. Lyons, managing partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.

(53)	Alan Curtis has voting and investment power over the shares that this selling shareholder beneficially owns.

(54)	Chaim Gross, president of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.

(55)	Gretchen M. Randolph has voting and investment power over the shares that this selling shareholder beneficially owns.

(56)	Doug Hirsch, managing member of the general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.

(57)	Mr. Ritchie is a member of our board of directors. Includes 5,376 shares held by Mr. Ritchie and his spouse over which each have powers of attorney to vote and divest these shares. Also includes 6,250 shares issuable upon exercise of options.

(58)	Mr. Morris is one of our directors. Includes 6,250 shares issuable upon exercise of options. Also includes 291,262 shares purchased on December 22, 2003 in a private placement which are not being registered pursuant hereto but are subject to a registration rights agreement.

(59)	Hobart C. Buppert II and Lee S. Owen have voting and investment power over the shares that this selling shareholder beneficially owns.

(60)	James Awad has voting and investment power over the shares that this selling shareholder beneficially owns.

(61)	Susan Fogarty Bennett has voting and investment power over the shares that this selling shareholder beneficially owns.

(62)	Joseph Rosenbloom and Albert I. Dubinsky have voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.

(63)	Kenneth Kranzberg has voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.

(64)	William Peil, Michael Peil, Andrea Peil and T. Piel share voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.

(65)	Kevin J. McHugh was appointed Interim President of U.S. Insurance on September 12, 2003 and served until his resignation on March 31, 2004. Mr. McHugh also served as a director of our company from September to December 2003.

(66)	Mr. Steele manages our surety product line. Includes 18,750 shares issuable upon exercise of options.

(67)	Mr. Murphy, our chairman of the office of strategic innovation and deputy chairman of our board of directors, is the manager and beneficial owner of the membership interests of the selling shareholder and has voting and investment power over the shares that this selling shareholder beneficially owns. Includes 706,337 shares issuable upon exercise of Founder Warrants.

(68)	Mr. Murphy is our chairman of the office of strategic innovation and deputy chairman of our board. Includes 141,267 shares issuable upon exercise of options. Also includes shares beneficially owned by CPD & Associates, LLC, including 289,446 shares and 706,337 shares issuable upon exercise of Founder Warrants. See note (67) above.

(69)	Mr. Russ, our chief executive officer and chairman of our board of directors, is the manager and beneficial owner of the membership interests of the selling shareholder and has voting and investment power over the shares that this selling shareholder beneficially owns. Includes 706,337 shares issuable upon exercise of Founder Warrants.

(70)	Mr. Russ is our chief executive officer and chairman of our board of directors. Includes 162,457 shares issuable upon exercise of options. Also includes shares beneficially owned by Russ Family LLC, including 289,446 shares and 706,337 shares issuable upon exercise of Founder Warrants. See note (69) above.

PLAN OF DISTRIBUTION

The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell the common shares offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common shares are listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the common shares by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the common shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the common shares, whether or not the options are listed on an options exchange;

•	through the distribution of the common shares by any selling shareholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling shareholders may also transfer the common shares by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the common shares.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell common shares acting as agent for a selling shareholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the common shares in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling shareholder's shares will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling shareholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling shareholder can presently estimate the amount of any such compensation.

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling shareholder is deemed to be an underwriter, the selling shareholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling shareholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common shares in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the common shares by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those common shares. A selling shareholder may also loan or pledge the common shares offered hereby to a broker-dealer and the broker-dealer may sell the common shares offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common shares offered by this prospectus.

The selling shareholders and other persons participating in the sale or distribution of the common shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the particular common shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We have agreed to indemnify the selling shareholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the common shares offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us against specified liabilities, including liabilities under the Securities Act.

The common shares offered by this prospectus were originally issued to the selling shareholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the common shares under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the earlier of the date on which the selling shareholders have sold all of the common shares or the date in which the shares covered by this registration statement may be sold pursuant to Rule 144(k) under the Securities Act. We have agreed to pay all expenses incident to the registration of the common shares in connection with this offering, including the fees and expenses of one counsel to the selling shareholders, but not including broker or underwriting discounts and commissions or any transfer taxes relating to the sale or disposition of the common shares by the selling shareholders.

We will not receive any proceeds from sales of any common shares by the selling shareholders. We may receive proceeds upon the exercise of the Founder Warrants. The holders of the Founder Warrants may exercise the warrants without paying the exercise price in cash but rather with shares underlying the Founder Warrants. Any net proceeds that we receive from any exercise of the Founder Warrants will be used for general corporate purposes, including working capital for our business. Pending any such uses, we intend to invest any net proceeds in highly rated and liquid fixed income securities.

We cannot assure you that the selling shareholders will sell all or any portion of the common shares offered by this prospectus. In addition, we cannot assure you that a selling shareholder will not transfer the shares of our common stock by other means not described in this prospectus. We do not intend to use any forms of prospectus other than print.

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the common shares covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling shareholder was conducted (a) by us under Rule 506 of Regulation D, (b) by Friedman, Billings, Ramsey & Co., Inc., as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of our common shares by means of this prospectus must be settled with common shares bearing our general (not necessarily restricted) common shares CUSIP number. A selling shareholder named in this prospectus may obtain shares bearing our general common shares CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP) to our transfer agent, The Bank of New York. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling shareholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

LEGAL MATTERS

The validity of the shares under Bermuda law has been passed upon by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as set forth in their reports therein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

Quanta Holdings was incorporated under the laws of Bermuda. In addition, some of our officers reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon our non-U.S. based directors and officers or to recover against Quanta Holdings, or such directors and officers or obtain judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws against them. However, Quanta Holdings may be served with process in the United States with respect to actions against it arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of shares made by this prospectus by serving CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011 our U.S. agent irrevocably appointed for that purpose.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. It is the advice of Conyers Dill & Pearman that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda Court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

27,036,906 Common Shares

Quanta Capital Holdings Ltd.

PROSPECTUS

                 , 2005

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The expenses in connection with the registration of the common shares covered by this prospectus are set forth in the following table. All amounts are estimated:

Printing and engraving expenses	$10,000
Accounting fees and expenses	6,000
Legal fees and expenses	38,000
Miscellaneous	—
Total	$54,000

All expenses shall be borne by the registrant.

Item 15.    Indemnification of Directors and Officers.

Our bye-laws indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors.

Item 16.    Exhibits.

Exhibit Number	Description
2.1	Stock Purchase Agreement by and among Quanta Reinsurance U.S. Ltd. and the former shareholders of Environmental Strategies Corporation dated July 17, 2003 (incorporated by reference from Exhibit 2.1 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)

2.2	Stock Purchase Agreement by and among Quanta U.S. Holdings, Inc. and National Farmers Union Property and Casualty Company, dated September 29, 2003 (incorporated by reference from Exhibit 2.2 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)

4.1	Form of Common Share Certificate (incorporated by reference from Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1/A (No. 333-111535) filed on February 13, 2004)
4.2	Memorandum of Association of the Company (incorporated by reference from Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)

Exhibit Number	Description
4.3	Amended and Restated Bye-Laws of the Company (incorporated by reference from Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)
5.1	Opinion of Conyers Dill & Pearman (incorporated by reference from Exhibit 5.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1/A (No. 333-111535) filed on February 13, 2004)
23.1	Consent of PricewaterhouseCoopers LLP with respect to Quanta Capital Holdings, Ltd.*
23.2	Consent of PricewaterhouseCoopers LLP with respect to Environmental Strategies Consulting, LLC*
23.3	Consent of Conyers Dill & Pearman (incorporated by reference from Exhibit 5.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1/A (No. 333-111535) filed on February 13, 2004)
24.1	Power of Attorney (included on signature page)*

* Filed herewith.

Item 17.    Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section

13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 17th day of June, 2005.

QUANTA CAPITAL HOLDINGS LTD.
/s/ Tobey J. Russ
Tobey J. Russ, President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Tobey J. Russ and John S. Brittain, Jr. and each of them, with full power of substitution and full power to act, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933 (including post-effective amendments) to register additional securities and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Tobey J. Russ	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	June 17, 2005

Tobey J. Russ

/s/ Michael J. Murphy	Deputy Chairman of the Board	June 17, 2005

Michael J. Murphy

/s/ John S. Brittain, Jr.	Chief Financial Officer (Principal Financial Officer)	June 17, 2005

John S. Brittain, Jr.

/s/ Jonathan J.R. Dodd	Principal Accounting Officer and Group Controller (Principal Accounting Officer)	June 17, 2005

Jonathan J.R. Dodd

/s/ Robert Lippincott III	Director	June 17, 2005

Robert Lippincott

/s/ Nigel W. Morris	Director	June 17, 2005

Nigel W. Morris

/s/ W. Russell Ramsey	Director	June 17, 2005

W. Russell Ramsey

/s/ James J. Ritchie	Director	June 17, 2005

James J. Ritchie

/s/ Wallace L. Timmeny	Director	June 17, 2005

Wallace L. Timmeny

Signature	Title	Date

/s/ Tobey J. Russ	Authorized Representative in the United States	June 17, 2005

Tobey J. Russ

Exhibit Index

Exhibit Number	Description
2.1	Stock Purchase Agreement by and among Quanta Reinsurance U.S. Ltd. and the former shareholders of Environmental Strategies Corporation dated July 17, 2003 (incorporated by reference from Exhibit 2.1 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)
2.2	Stock Purchase Agreement by and among Quanta U.S. Holdings, Inc. and National Farmers Union Property and Casualty Company, dated September 29, 2003 (incorporated by reference from Exhibit 2.2 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)
4.1	Form of Common Share Certificate (incorporated by reference from Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1/A (No. 333-111535) filed on February 13, 2004)
4.2	Memorandum of Association of the Company (incorporated by reference from Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)
4.3	Amended and Restated Bye-Laws of the Company (incorporated by reference from Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 333-111535) filed on December 24, 2003)
5.1	Opinion of Conyers Dill & Pearman (incorporated by reference from Exhibit 5.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1/A (No. 333-111535) filed on February 13, 2004)
23.1	Consent of PricewaterhouseCoopers LLP with respect to Quanta Capital Holdings, Ltd.*
23.2	Consent of PricewaterhouseCoopers LLP with respect to Environmental Strategies Consulting, LLC*
23.3	Consent of Conyers Dill & Pearman (incorporated by reference from Exhibit 5.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1/A (No. 333-111535) filed on February 13, 2004)
24.1	Power of Attorney (included on signature page)*

*  Filed herewith.